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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

____ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2010

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to __________________

OR

____ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Date of event requiring this shell company report__________________

Commission file number 001-28980

ROYAL STANDARD MINERALS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

CANADA
(Jurisdiction of incorporation or organization)

3258 MOB NECK ROAD
HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Roland M. Larsen, Phone 804-580-8107, rolandlarsen@hughes.net, 3258 Mob Neck Road, Heathsville, VA, 22473
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES
(Title of Class)

(Title of Class)

SEC 1852 (05-06) **Persons who respond to the collection of information contained in this form are not**

required to respond unless the form displays a currently valid OMB control number

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

________83,853,825 Common Shares_____________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

______Yes __X___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934.

__X__Yes ____No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

______Yes __X___No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T(232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

______Yes _____No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check Below)

Large accelerated filer _____ Accelerated filer _____ Non-accelerated filer __X___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ________ International Financial Reporting Standards as Issued By the International Accounting Standards Board ________ Other ____X___

If "Other" has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

___X___ Item 17 ________Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

______Yes __X___No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

______Yes _____No

Index

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A. Selected financial data.

The table below presents selected statement of operations and balance sheet data for Royal Standard Minerals Inc. as at and for the fiscal years ended January 31, 2010, 2009, 2008, 2007, and 2006. The selected financial data presented herein is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 21 of the Consolidated Financial Statements included with this report.

Royal Standard Minerals Inc.
(An Exploration Stage Enterprise)
Consolidated Financial Statement Data
For the Years Ended January 31
(Expressed in US Currency)

	2010	2009	2008 (Restated[1])	2007 (Restated[1])	2006
Statement of Operations					
Revenue	$0	$0	$0	$0	$0
Interest Income	$9,630	$115,822	$396,294	$391,420	$0
Expenses	($1,412,913)	($783,238)	($2,270,313)	($4,902,903)	($1,306,963)
Net loss for the year	($821,104)	($872,981)	($1,180,034)	($4,511,483)	($1,674,430)
Deficit, beginning of year	($15,848,161)	($14,975,180)	($14,810,739)	($9,760,289)	($7,865,190)
Deficit, end of year	($16,669,265)	($15,848,161)	($14,975,180)	($14,135,735)	($9,760,289)
Loss per common share:					
Basic and diluted loss per share	($0.01)	($0.01)	($0.01)	($0.07)	($0.03)
Weighted Average Shares Outstanding	83,470,428	83,194,825	82,983,768	73,771,233	53,907,094

Balance Sheet	For the Years Ending January 31				
	2010	**2009**	**2008**	**2007**	**2006**
			(Restated[1])	**(Restated[1])**	
Current Assets	$830,816	$1,947,791	$8,006,287	$10,438,324	$1,445,200
Exploration Properties	$19,799,686	$19,007,396	$13,895,392	$8,547.743	$3,810,519
Equipment, net	$725,906	$1,059,744	$1,483,690	$2,056,392	$1,258,994
Total Assets	$22,013,132	$22,506,672	$23,588,555	$21,224,226	$6,646,480
Current Liabilities	$301,381	$190,288	$220,737	$202,157	$221,733
Net Assets	$21,479,741	$22,084,374	$23,164,632	$20,840,302	$6,292,080

1. For details see Note 20 of the Royal Standard Minerals Consolidated Financial Statements (Audited) for the Years ending January 31, 2010 and 2009.

Currency Exchange Rates

Except where otherwise indicated, all dollar figures in this annual report on Form 20-F, including the financial statements, refer to United States currency. The following table sets forth, for the periods indicated, certain exchange rates certified by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930. These rates are also those required by the SEC for the integrated disclosure system for foreign private issuers. The information is based on data collected by the Federal Reserve Bank of New York from a sample of market participants. The data are noon buying rates in New York for cable transfers payable in foreign currencies and represent the number of Canadian dollars per one US dollar.

	Year Ended December 31				
	2010[1]	**2009**	**2008**	**2007**	**2006**
High for the Period	1.0776	1.2995	1.2971	1.1852	1.1726
Low for the Period	0.9960	1.0289	0.9717	0.9168	1.0989
Average for the Period	1.0327	1.1412	1.660	1.0734	1.1340
Rate at the end of the Period	1.0497	1.0461	1.2240	0.9881	1.1652

[1] Based on the period beginning 1/1/10 and ending on 5/28/10.

B. Capitalization and indebtedness.

Not Applicable

C. Reasons for the offer and use of proceeds.

Not Applicable

D. Risk factors.

The operations of Royal Standard involve a number of substantial risks and the securities of Royal Standard are highly speculative in nature. The following risk factors should be considered:

Absence of Public Market

Trading of the Common Shares of Royal Standard has been sporadic and very limited and no assurance can be given that an active trading market will develop or be sustained. Investment in Royal Standard is, therefore, not suitable for any investors who may have to liquidate their investments on a timely basis and should only be considered by investors who are able to make a long term investment in Royal Standard.

Risk Inherent to Royal Standard's Proposed Mining Activities
1.   Royal Standard is engaged in the business of acquiring and exploring mineral properties in the hope of locating an economic deposit or deposits of minerals. The property interests of the Company are in the exploration stage only and are without a known body of commercial ore. There can be no assurance that the Company will generate any revenues or be profitable or that the Company will be successful in locating an economic deposit of minerals.
2.   There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities. Substantial expenditures will be required to pursue such exploration and development activities. Assuming discovery of an economic ore body, and depending on the type of mining operation involved, several years may elapse from the initial stages of development until commercial production is commenced. New mining operations frequently experience unexpected problems during the exploration and development stages and during the initial production phase. In addition, preliminary reserve estimates may prove inaccurate. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any commercial mining operations.
3.   The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse effect on the financial position of the Company.

History of Losses
At January 31, 2010, the Company had an accumulated deficit of U.S. $16,669,265. There can be no assurance that the Company will ever achieve revenues from operations or that its operations will ever be profitable.

Additional Capital
The terms of the Company's rights to its properties require that the Company expend significant funds on exploratory and other pre-production activities. Should the Company fail to make these expenditures on a timely basis, it would forfeit its rights to the particular projects, including the sums expended through the dates of such forfeitures. The Company's present capital resources are sufficient to fund these costs. There can be no assurance that the Company will be able to raise additional capital on acceptable terms or at all. In any event, any additional issuance of equity would be dilutive to the Company's current shareholders.

No History of Operations
The Company is an exploration stage enterprise with no history of prior operations and no earnings. There can be no assurance that the Company's operations will become profitable in the future. The success of the Company will be dependent on the expertise of its management, the quality of its properties, and its ability to raise the necessary capital to carry out its business plan. If financing is unavailable for any reason, the Company will be unable to acquire and retain its mineral concessions and carry out its business plan.

Regulatory and Economic Factors
Any exploration operations carried on by the Company are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of any mining prospect is affected by the market for minerals which is influenced by many factors including changing production

costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producers, the political environment and changes in international investment patterns.

Competition

There is significant competition for the acquisition of properties producing or capable of producing gold and precious minerals. The Company may be at a competitive disadvantage in acquiring additional mining properties since it must compete with other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result of this competition, the Company may be unable to acquire attractive mining properties on terms it considers acceptable.

Title to Properties

The validity of unpatented mining claims on public lands, which constitute most of the property holdings is often uncertain and may be contested and subject to title defects.

Conflict of Interest

Certain directors and officers of the Company are also directors and officers of other natural resource and base metal exploration and development companies. As a result, conflicts may arise between the obligations of these directors to the Company and to such other companies.

Dependence on Key Personnel

The Company's success will be dependent upon the services of its President and Chief Executive Officer, Mr. Roland Larsen.

Effect of Outstanding Warrants and Options; Negative Effect of Substantial Sales

As of January 31, 2010, the Company had outstanding options to purchase an aggregate of 7,904,691 Common Shares. There were no warrants outstanding as of January 31, 2010. All of the foregoing securities represent the right to acquire Common Shares of the Company during various periods of time and at various prices. Holders of these securities are given the opportunity to profit from a rise in the market price of the Common Shares and are likely to exercise its securities at a time when the Company would be able to obtain additional equity capital on more favorable terms. Substantial sales of Common Shares pursuant to the exercise of such options and warrants could have a negative effect on the market price for the Common Shares.

Dividends

The Company does not anticipate paying dividends in the foreseeable future.

Item 4. Information on the Company

A. History and development of the company.

Royal Standard Minerals Inc. herein referred to as "Royal Standard" or the "Company", was incorporated pursuant to the laws of Canada by articles of incorporation dated December 10, 1986 under its former name, Ressources Minieres Platinor Inc. ("Ressources"). On April 30, 1996, Royal Standard shareholders approved the acquisition of all the issued and outstanding shares of Southeastern Resources, Inc. ("Southeastern") in a reverse take-over transaction. Pursuant to this transaction, articles of amendment were filed effective May 14, 1996, pursuant to which the name of Royal Standard was changed to its current form of name and its shares issued and outstanding at that time were consolidated on a 7.5:1 basis. On June 28, 1996, the Common Shares commenced trading on the Montreal Exchange. On January 4, 2002 the Company was continued from the laws of Canada (Canada Business Corporations Act) to the laws of the Province of New Brunswick (New Brunswick Corporations Act). On February 17, 2004 under the laws of the Province of New Brunswick the articles were amended to provide for an unlimited number of common shares and an unlimited number of special shares. On July 23, 2007 the Company was continued from the laws of the Province of New Brunswick to the laws of Canada. The Company currently trades on the United States Over-the-Counter Bulletin Board symbol RYSMF.

The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

B. Business overview.

Royal Standard is a mineral exploration company engaged in locating, acquiring exploring and the development of gold and precious metal deposits in the state of Nevada and coal in the state of Kentucky. The Company owns a 100% interest in eight (6) projects in three (3) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, Manhattan District project, the Pinon and Dark Star projects in Elko County, the Fondaway Canyon, Dixie-Comstock projects in Churchill County and the Campton project in Wolfe County, Kentucky.

At the present time, the Company's activities are limited to exploratory searches for ore and energy minerals. The Company has not generated any revenues from operations at this time. The Company is evaluating the potential for economic extraction of known deposits of ore grade material on the Company's mineral exploration properties. See Item # 3.D. - Risk Factors.


Goldstrike
Carlin Trend
Elko
Rain District
Dixie Comstock
Fondaway Canyon Project
Pinon, Darkstar Projects
Reno
Round Mtn
Manhattan-Round Mountain Caldera Trend
Goldwedge Project
Las Vegas

Goldwedge Project

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for development of an underground mine. The property contains very good exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge property. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie- Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Currently Sierra Power, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

Project Expenditures
To January 31, 2010, cumulative net expenditures of $16,087,544 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $1,151,675; (2) travel - $332,277; (3) mine development costs - $1,046,788; (4) drilling - $948,793; (5) general exploration - $133,353; (6) $80,164 - professional fees; (7) consulting, wages and salaries - $4,981,711; (8) office and general - $1,674,306; (9) analysis and assays - $155,610; (10) supplies, equipment and transportation – $3,686,751; and (11) amortization - $2,226,131; and (12) net sale of exploration ore - $330,015. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs
If a financing is obtained management anticipates advancing the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company funded exploration program on the Gold Wedge project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

Pinon Project-Carlin Trend South

This project is located approximately 20 miles south of the town of Carlin, Nevada in Elko County, Nevada. The project land position is located east of Nevada state route 276 and extends for 10+ miles in a north-south direction south of the town of Carlin. The best access to the project is via I-80 to Carlin and south on route 276 to the property position.

The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good standing for this more than 15,000 acre land position.

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $10 MM on the project.

The Pinon project is located on the southern portion of the Carlin Trend immediately south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which supports the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no significant deeper exploration has been conducted under the Pinon deposit, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs within and closely associated with the Rain Fault. On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon project includes approximately 8,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 600 shallow drill holes have been completed on 6 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work has been completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $77,000 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2011. The lessors will retain a 5% net smelter return royalty.

The Railroad project was made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company was obligated to incur payments of $8,000 to keep one lease in good standing and pay $1,765,000 to exercise the option to purchase the leased property under the other agreement by August 31, 2009 to keep the leases in good standing. The lessors would retain a 5% net smelter return royalty.

On August 31, 2009 the option was exercised to acquire 100% of this project by making the $1,765,000 and the property was sold to an unrelated private company for net proceeds of $1.2 million, a 1% NSR royalty and 500,000 common shares of the private company. The sale of this property resulted in a gain on the sale of $583,199.

The Company has recorded an asset retirement obligation in the amount of $54,136 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2010, cumulative expenditures of $2,618,817 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $1,076,210; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $209,521; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $687,062; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. The expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

The property is without known reserves and the proposed program is exploratory in nature.

Fondaway Canyon Project

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The project is accessible east from Fallon, Nevada via State of Nevada route 116 an unpaved road. The Fondaway deposit is located on the west flank of the Stillwater Range at Fondaway Canyon.

The Fondaway Canyon gold property consists of 148 unpatented BLM lode mining claims (approximately 3,000 acres) located on the western slope of the Stillwater Range. This area is included with the Stillwater Wilderness area. All of the maintenance filing fees are current and in good standing. Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest.

Drill testing the Tenneco heap leach pad in 2007 did not provide positive results. Plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property are expected when all of the State of Nevada permits are approved to commence this project. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

Project Expenditures
To January 31, 2010, cumulative expenditures of $339,776 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $320,500; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs
If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

The property is without known reserves and the proposed program is exploratory in nature.

Manhattan/Round Mountain Caldera Program
The project area is located southeast of the town of Round Mountain, Nevada east of State route 376. The town of Manhattan is located approximately 15 miles south of Round Mountain. The Manhattan project is located approximately 7 miles east of route 376 on route 377 and 1.5 miles west of the town of Manhattan.

The Manhattan/Round Mountain Caldera program is the Company's most advanced district play includes the Goldwedge advanced exploration program. The land position in the Manhattan Mining District is comprised of 70 unpatented and 6 patented lode-mining claims. An underground development program to include drill testing the extensions of the Goldwedge deposit in addition to the evaluation of several additional lode and placer properties that the Company controls in the district could significantly increase the gold resource estimates.

Freeport Gold, Tenneco (Echo Bay) recognized the potential of the district (to include the Goldwedge deposit that is currently under control by RSM) however, these deposits were not suited for open pit mining. At that time the large mining companies did not consider the underground development projects feasible. Although Sunshine Mining Co. considered an underground mine development in 1988 on the Goldwedge deposit, continued exploration by Crown Resources and others on the Company's claims indicated sections (5+'-30') of potentially mineable grades greater than 0.5 opt gold. The continued downturn in the gold market, tightened corporate budgets and high holding costs for the properties forced many companies to turn back the land positions to the claim owners. Currently, the Company controls approximately 4,000 feet of strike length. Approximately 1,000-1,200 feet of this strike length has been drill tested indicating positive results.

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.

Project Expenditures

To January 31, 2010, cumulative expenditures of $1,370,849 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,300; (2) travel - $25,989; (3) professional fees - $78,353; (4) consulting, wages and salaries - $207,522; (5) office and general - $96,480; (6) supplies, equipment and transportation - $400,313; (7) rent - $94,010; (8) Reclamation costs - $22,202 and (9) amortization - $27,680. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of this property.

C. Organizational structure.

The Company has two wholly owned subsidiaries, Kentucky Standard Energy Company Inc., and Manhattan Mining Co., both United States Companies.

D. Property, plants and equipment.

The registered office of Royal Standard is located at 360 Bay Street, Suite 500, Toronto, Ontario M5H, 2V6 and the principal office of Royal Standard is located at 3258 Mob Neck Road, Heathsville, Virginia 22473. The Company also has an office at One Main Street, Manhattan, Nevada, 89022.

Nevada Projects

Goldwedge Project

The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in Nye County, Nevada, (Figure 1 below). Located within the southern Toquima Range of central Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range.   The resource occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

Currently Sierra Power, a commercial electric supplier, services this site. The Company has all of the necessary water rights secured from the State of Nevada.

LOCATION MAP

Source: RSM 2003


X
NEVADA
Reno
Sparks
CARSON CITY
STOREY
LYON
DOUGLAS
MINERAL
ESMERALDA
MONO
INYO
ALPINE
PLACER
NEVADA
SIERRA
ELDORADO
CALIFORNIA
Lake Tahoe
Hawthorne
Hawthorne Army Ammunition Plant
Walker River Indian Reservation
Walker Lake
Fallon
Fallon NAS
Yerington
Mason Valley WMA
Fernley Wildlife Management Area
Stillwater Wildlife Management Area
Stillwater National Wildlife Refuge
Pony Express Station Site
Sand Mountain
Middlegate
Austin
Berlin-Ichthyosaur State Park
Manhattan
Belmont
Round Mountain
Carvers
Hadley
Kingston
Tonopah
Goldfield
Silver Peak
Mina
Luning
Gabbs
Coaldale
Bishop
Big Pine
Lee Vining
Bridgeport
Mono Lake
YOSEMITE NATIONAL PARK
HUMBOLDT-TOIYABE
NATIONAL FOREST
INYO NATIONAL FOREST
TOIYABE RANGE
SMOKY VALLEY
MONITOR RANGE
SHOSHONE
Geographic Center of Nevada
Nellis
National Wildhorse Managem
Scale
50 miles
80 kilometers
NEVADA DEPARTMENT OF TRANSPORTATION
LOCATION DIVISION
CARTOGRAPHY
(775) 888-7627
THE GREAT SEAL OF THE STATE OF NEVADA
ALL FOR OUR COUNTRY
N
S
E
W
NE
NW
SE
SW

The Goldwedge, one of several gold deposits in the area, is considered one of the best known projects in the district for POTENTIAL development of an underground mine. The property contains excellent exploration potential for future growth. Based upon the results of approximately 75 drill holes primarily within the central zone over a strike length of 1,000+ feet and 100'-500' of vertical extent reveal continuous gold oxide mineralization of potential mineable thickness and quality. RSM has analyzed all of the drill data as part of a detailed geologic inventory of the deposit.

The project ownership includes staked BLM lands; options of BLM claims owned by others and patented mining claims owned by the Company. All payments, maintenance fees, option payments and taxes to state and federal authorities are current under state and federal guidelines. The land position controlled by RSM on the Goldwedge Project area is shown below:

Claim Name	Claim Type	BLM Serial # or Patent #
Goldwedge	Unpatented	NMC 96294 -96297
Goldwedge 1-3	Unpatented	NMC 96294-96297
Orpahnt	Patents	4095
Copper Farm-Eldorado #2	Patents	2876
GW 1-34	Unpatented	NMC 826458-826460, 824432-824436,826461-826476, 829859-829863, 834113

Location of Claims	# of Claims/Acres/Owner	Importance to Development
Goldwedge Deposit (option to Purchase 100% for $200,000)	4 Claims/50 Acres/Hill	90% of known measured deposit and most of know indicated deposit, 3% NSR, - 5-year lease term, renewable
North Plunge of Goldwedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 Claims/450 Acres/RSM	Largest deep inferred and unexplored mineralized caldera margin
South End of Goldwedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim	1 Claim/20.03 Acres/RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend, facility site plan, 1% NSR

Goldwedge – Manhattan Project Area

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
April Fool	117977	
April Fool Fraction	117978	
Tip Top	117979	
War Eagle	117980	
Future	117981	108/106
Future No. 01	117982	108/106
Future No. 02	117093	108/107
Future No. 03	117984	108/107
ABB No. 23	744305	
ABB No. 24	744306	

PATENTED CLAIMS

Claim Name	Parcel #	Propert Loc.
Ida and Lottie	000-006-74	CLMS 2 LODE
Wolftone and Wolftone Fraction	000-156-75	CLMS 2 LODE

KEYSTONE-JUMBO PROJECT AREA

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
WC. NO. 01	443681	367/82
WC. NO. 03	443682	367/84
WC. NO. 05	443683	367/86
WC. NO. 07	443684	367/88
WC. NO. 09	443685	367/90
WC. NO. 11	443687	367/92
WC. NO. 45	443704	367/126
WC. NO. 47	443705	367/128
WC. NO. 49	443706	367/130
WC. NO. 51	260915	367/132
WC. NO. 53	260917	367/134
WC. NO. 55	443707	367/136
WC. NO. 63	443712	367/144
WC. NO. 64	443713	367/145
WC. NO. 65	443714	367/146
WC. NO. 66	443715	367/147
WC. NO 67	443716	367/148
WC. NO. 68	443717	367/149
WC. NO. 145	443754	367/226
South Main NO. 11	443756	342/278
South Main NO. 13	241446	342/280

Claim Name	BLM Serial No.	Nye County Recorder Book/Page
CAPITAL	117967	88/15
CAPITAL NO. 01	117968	88/15
CAPITAL NO. 02	117969	88/16
CAPITAL NO. 03	117970	88/16
CAPITAL FRACTION	117971	91/373
KEYSTONE JR.	117967	46/9
APRIL FOOL NO. 01	117985	124/539
BIG SAM	117986	124/539
FORD	117987	124/537
FORD NO. 02	117988	124/537
FORD NO. 03	117989	124/538
BONANZA	117990	124/538

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit.

The Goldwedge deposit occurs at the intersection of north and northwest trending faults. In the deposit area, the north trending Reliance fault is mineralized within the Ordovician Zanzibar limestone and siltstone. The target mineralization occurs within multiple high angle structures over a width of between 100-200 feet primarily within the Zanzibar limestone. RSM has evaluated all of the pertinent drill data as part of a detailed inventory of the deposit geometry, size and overall grade. The current exploration model suggests that the Goldwedge deposit and the extensions may contain an economically significant gold resource at depth near the contact with the Manhattan Caldera margin.

The first potential mine development program is the 100% owned Goldwedge deposit located within the Manhattan Mining District. The Goldwedge deposit is located approximately 8 miles south of the large Round Mountain gold mine. All mine and mill (plant) and water use permits were achieved in early, 2004. Also, in 2004 the Company constructed a 700 foot (underground) decline and cross cut to test one of the gold mineralized structures within a 100+ wide structural zone. Additionally, RSM completed the surface facilities necessary to process the material to be mined onsite to include silt ponds, ore pad and the onsite gold processing plant. The Company acquired a full production scale gold recovery (gravity) plant that will be utilized to process the mined material as part of the test mining program.

The underground bulk sampling and decline development program continued during 2007, although the underground effort was hampered by the effects of groundwater. As of 2008 the Company has completed approximately 5,000 feet of underground development to include decline development and a series of cross cuts have been completed. A dewatering well was drilled in 2008 to reduce and control the water levels within the mine. In 2007 the treatment of lower grade mined material continued with the processing this material through an onsite (gravity) plant. The surface facilities and the gold recovery plant were completed in 2005 and modified in 2006-2007 as a means to improve gold recoveries.

The program in 2009 was concentrated on acquiring the necessary permits with the various state and federal agencies to handle water disposal through the permit of a Rapid Infiltration Basin on the Company's properties. Project work included plant modifications as part of an effort to increase the daily throughput of gold bearing material as part of the milling process.

During the year ending January 31, 2010, expenses on the Goldwedge project were $1,240,259 bringing total RSM expenses on this project to $15,177,300. Future expenditures are expected to be an additional $3-5 million over the next two years concentrating on underground development, drilling and plant modifications.

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Gold Wedge Project				
Opening balance	15,177,300	$11,866,061	$6,912,843	$0
Property Acquisition costs	430,028	121,785	93,463	1,151,675
Travel	6,914	35,222	77,588	332,277
Mine development costs	10,671	53,909	241,075	1,046,788
Drilling	-202	64,356	606,223	948,793
General exploration	0	0	0	133,353
Professional fees	7,528	0	0	80,164
Consulting	282,548	1,228,118	1,146,119	4,981,711
Office and general	118,112	410,285	729,941	1,674,306
Analysis and assays	7,983	29,006	23,899	155,610
Supplies, Equipment and transportation	54,153	869,750	1,389,747	3,686,751
Amortization	322,524	498,808	645,163	2,226,131
Less: Proceeds from sale Of development ore	-330,015	0	0	-330,015
Activity during the period	910,244	3,311,239	4,953,218	16,087,544
Closing balance	$16,087,544	$15,177,300	$11,866,061	$16,087,544

The underground program has several objectives including a test mining program and the establishment of the appropriate mining methods that will be applied to the future development of the property.

The underground development as well as surface and underground drilling will be directed toward expanding the resources on this property as well as the completion and testing of the gravity recovery plant design. The plant has been modified over the past two years to include a two-ball mill circuit. The onsite plant has been modified over the two years with the grinding circuit that includes two 6' x 6' ball mills. Operation of this plant in 2008 indicates that subsequent to the test mining program there is a need to install a larger grinding facility in order to increase production throughput of the underground production.

The results of the last 12 months support further investment and a continuation of the mining and milling program for this project. The projected expenditures for the next 12 months are expected to be approximately $3-5 million.   The allocated expenditures will be on underground development, drilling and plant modification to include the addition of another ball mill and other material handling improvements. All of this work will be supervised by the CEO and carried out by experienced miners and plant employees currently working for the Company. Consultants will

21

be utilized in special instances to assist management with specific technical issues. In order to complete all of the planned activities in 2010 the Company will need to raise capital.

This project is an advanced exploration project without known reserves and the proposed program is exploratory in nature.

<u>Pinon and Dark Star Projects-Carlin Trend South</u>

The Pinon property is located in the southeast end of the famous “Carlin Gold Trend” about 10 miles south of Newmont's Rain mine, 25 miles southwest of Elko, Nevada. The main access from Elko is west on Interstate 80 to Carlin (25 miles) then south on State Highway 51 for 22 miles to the Trout Creek access road. The project area is 7 miles east along a well-maintained BLM gravel-dirt road to the area of extensive drilling. There is no infrastructure in the vicinity of the property; the nearest power line is 7 miles to the west along State Highway 51.



Trout Creek access road
Piñon-Railroad Project
ELKO COUNTY
Piñon - Railroad Project
RSM
Client
Project Location Map
Elko Co., NV
Location
Figure 1
Royal Standard Minerals
Modified from Nevada DOT

The Pinon property currently consists of a contiguous land block of 39 unpatented mining lode claims – claim fractions that are located in surveyed Township 30 North, Range 53 East, Section 22, (Mount Diablo Meridian), Elko County, Nevada (Fig 5.). The current Pinon land position covers an area of approximately 2,720 acres (approx. 1101 hectares). The land position includes unpatented BLM lands, patented lands and fee lands. All payments, maintenance fees to federal and state authorities are current. Landowner option payments are also current and in good

22

standing for this more than 18,000 acre land position. Included in the land block are the following claims:

Claim Name	BLM Serial #	County Recordation Book	County Recordation Page	Acres
TC-1 thru TC-10	NMC 125638 thru NMC 133862	304	6 thru 15	180
TC-11	NMC 133862	309	114	20
TC-12 thru TC-28	NMC 148871 thru NMC 148887	329	58 thru 74	320
TC-29 thru TC-39	NMC 403761 thru NMC 403771	558	426 thru 436	200

The TC claim group is under (100%) control by RSM. The TC claims are located on federal public domain lands that are managed (both surface and mineral estates) by the Bureau of Land Management ("BLM"). Initially staked in 1979, this ground was previously open to mineral location with no significant restrictions. Location certificates for all claims staked in the group were filed and recorded with the BLM and the Elko County Recorder's Office in Elko according to federal and state laws/regulations.

The TC claim group is surrounded by private fee lands containing a complicated mixture of severed surface and mineral estates that were previously controlled in part by the Pinon Joint Venture through various lease-option agreements. These lands have since been dropped by the joint venture. An ownership summary for several of the more important sections is shown below.

T30N, R53E

Section 21: All (640 acres)

Surface estate	J. Tomera Ranch (100%)
Mineral estate	J. Tomera family (50%)
	Etcheverry family (16.7%)
	Rudnick Trust (16.6%)
	L&R Rudnick family (16.6%)

Section 27: NE1/4 NW1/4 , NE1/4, NE1/4 SE1/4 (640 acres)_

Surface estate	Pereira Trust (100%)
Mineral estate	Pereira Trust (50%)
	Etcheverry family (16.67%)
	O. Rudnick family (16.67%)
	Rudnick Trust (8.33%)

Section 27: NW1/4 NW1/4 , S1/2 NW1/4, SW1/4, NW1/4 SE1/4, S1/2 SE1/4 (640 acres)

Surface estate	J. Tomera Ranch (100%)
Mineral estate	J. Tomera family (50%)
	Etcheverry family (16.67%)
	O. Rudnick family (16.67%)
	Rudnick Trust (8.33%)
	R. Rudnick family (8.3%)

The Pinon properties are located on the southern portion of the Carlin gold belt about 10 miles south of Newmont's Rain mine Since its inception, various joint-venture partners have spent more than $15 MM on the project.

The Pinon and Railroad projects are located on the southern portion of the Carlin Trend approximately 5 miles south of Newmont's Rain gold district. The Carlin Trend is one of the most prolific gold trends in the world and has produced more than 50 million ounces of gold. The properties are located within a well-mineralized region, which only adds to the potential for expanding the known gold deposits and making new discoveries. Much of the district wide exploration was undertaken prior to the start of the 1980's and 1990's. Since the mid-1990's the cumulative knowledge of "Carlin-type" gold deposits has expanded tremendously. This expanded knowledge can be used to re-interpret all of the available data, which may identify new exploration targets on the ground controlled by RSM. Also, during the past 10+ years numerous high-grade gold deposits have been discovered along the Carlin Trend that can be mined using underground techniques. Many of these deeper deposits are associated with surface oxidized gold deposits. Essentially no deeper exploration has been conducted under the Pinon and Railroad deposits, or at other places on the property. The exploration opportunity offers the possibility for discovery of additional gold deposits at Pinon-Railroad.

The Webb Formation is mineralized above the Devils Gate limestone at both deposits. At Rain, the mineralization occurs within and closely associated with the Rain Fault. On the southern portion of the property position, the Pinon Au-Ag project, the known mineralization has not been connected to a strongly mineralized fault. However, higher-grade economic mineralization has been encountered at very shallow depths, mineralized oxide zones occur along a 1,300 feet strike length and occur less than 90 feet below the surface.

The Pinon and Darkstar projects include approximately 8,000 acres comprising unpatented BLM lode mining claims, patents and leased fee lands. The focus of RSM's current effort is to identify and develop near surface oxide gold-silver deposits. Approximately 300 shallow drill holes have been completed on 4 near surface gold-silver deposits. The depth extensions of these deposits are not well understood, as deeper drilling has not been sufficient to develop an acceptable understanding of this mineralization.

The Company has developed preliminary construction plans for the Pinon-Darkstar project including surface, heap leach facilities design and open pit modeling of the deposits. The near term objective is to proceed with achieving a mining permit for the Pinon and Darkstar projects.

Project Expenditures
To January 31, 2010, cumulative expenditures of $2,618,817 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $1,076,210; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration - $7,765; (5) professional fees - $209,521; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $687,062; (9) reclamation costs - $167,785; (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation - $56,733. The expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Pinon Project				
Opening balance	$1,931,122	$1,451,428	$1,148,259	$0
Property Acquisition costs	54,013	111,617	19,017	610,217
Travel	0	51,498	14,978	78,326
Drilling	0	0	0	130,600
General exploration	0	0	0	7,765
Professional fees	19,668	0	0	85,941
Office and general	0		54,413	98,120
Geologist	0	0	0	32,653
Consulting, wages and salaries	258	256,585	207,590	659,335
Reclamation costs	0	0	0	167,785
Analysis and assays	0	0	7,171	74,042
Supplies, Equipment and transportation	-3,544	59,9940	0	56,733
Activity during the period	70,395	479,694	303,169	2,001,517
Closing balance	$2,001,517	$1,931,122	$1,451,428	$2,001,517
Railroad Project				
Opening balance	$460,013	$331,446	$215,813	$0
Property Acquisition costs	5,980	128,567	115,633	465,993
Professional fees	123,580	0	0	123,580
Consulting, wages and salaries	27,727	0	0	27,727
Sale of Property	-617,300	0	0	-617,300
Activity during the period	-460,013	128,567	115,633	0
Closing balance	$0	$460,013	$331,446	$0

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

The property is without known reserves and the proposed program is exploratory in nature.

Fondaway Canyon Project

The 100% controlled Fondaway Canyon gold project is located in Churchill County, Nevada in the Stillwater range. The Fondaway property is accessible from Fallon east along U.S. Highway 50, then north on Hwy 116 to the settlement of Stillwater, then north on an improved gravel road for 30 miles along the front range of the Stillwater Mountains to Fondaway Canyon. The elevation of the property ranges from 5000 to 6000 feet. Access east into Fondaway Canyon is steep but adequate with existing mine roads. The Fondaway deposit is located on the west flank of the Stillwater Range in Sections 1 and 2, T22N, R33E, and Sections 5 and 6, T22N, R34E.

Sierra Pacific Power Co can supply power to the property. RSM has the current water rights to the property.



40°
119°
118°
Trinity Range
W.Humboldt Range
FONDAWAY CANYON
Range
15
Hot Spring Mtns.
Carson Sink
Dixie Valley
95
116
Hazen
Stillwater
50
Fallon
Stillwater
Clan Alpine Mountains
Dead Camel Mtns.
95
50
Winnemucca
Elko
Reno
NEVADA
Las Vegas
0 10 20 30 MILES
NORTH
Figure 1 Location Map
Figure 2
Location Map
Fondaway Canyon Project
Churchill County, Nevada
modified from: Master (2003)
www.geostrachan.com
August 2003



The Fondaway Canyon property consists of 148 contiguous unpatented lode-mining claims (approximately 3000 acres) on BLM land held under a lease agreement assigned from Nevada Contact Inc. (NCI) to Royal Standard Minerals Inc. (RSM). Eighteen claims were staked NCI, quitclaimed to the owner, and included in the assignment to RSM. The lease terms include a 3% net smelter return royalty to the owner Richard Fisk and advanced royalty payments of $25,000

per year. The annual payments graduated to $35,000 in 2006 and years following. Details of the option agreement are as follows:

Required Cash Payments to Optionors	Royalty	Exercise of Option
Commencing in fiscal 2003. $25,000 in year one,		
$30,000 in years two and three and $35,000 each of the		July 2013
next seven years apply to the purchase price	3% NSR	$600,000

All of the maintenance filing fees are current and in good standing.

Nearly-vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources that is hosted within a Mesozoic sedimentary package. The Mesozoic sedimentary package has been intruded by a Mesozoic-Tertiary aged intrusive.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5'-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes over a strike length of approximately 12,000 feet. Tenneco Minerals Inc., the most active company, drilled approximately 350 holes (130,000 feet) and drove a 500' adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owners' interest, option payments apply to the purchase price.

Drill testing of the Tenneco leach pad was unsuccessful in terms of any support to continue to further evaluate the potential to do anything with the leach pad. RSM plans are to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This program will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results. This effort is subject to achieving the necessary state of Nevada permits.

Estimates of prior expenditures on this property are approximately $5-6 million. The largest portion of these expenditures was contributed by Tenneco Minerals and Tundra Mines LTD. This work included extensive drilling, development of a small open pit production project and an advanced exploration adit on the property. A table of detailed expenditures follows:

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Fondaway Project				
Opening balance	$302,279	$246,457	$162,778	$0
Property Acquisition costs	37,497	55,822	64,754	320,500
Travel	0	0	3,279	3,279
Drilling	0	0	15,646	15,646
Analysis and assays	0	0	0	351
Activity during the period	37,497	55,822	83,679	339,776
Closing balance	$339,776	$302,279	$246,457	$339,776

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

The property is without known reserves and the proposed program is exploratory in nature.

Kentucky Project

In an effort to achieve diversity within its natural resource portfolio on November 19, 2008, the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease and includes an approved Kentucky Mining Permit, I.D. No. 919-0066.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012, and 2013.

The Campton Coal Project is approximately 5 miles southeast of the Town of Campton adjacent to a paved highway 15 and is situated in Wolfe County at an elevation of 900 feet. The topography is gently rising to rolling and moderately steep terrain that reflects a dendritic drainage pattern of valleys and ridges that occur at the head of these drainages. The ridge elevations within the project area are on the order of 900-1,250 above sea level with the valley floors in the 900-1,000 feet above sea level. The area is covered with a hard wood forest that is well supplied with regular rainfall and ample vegetation. Electrical power was installed from a nearby power line crossing the property from the Licking River Electric Cooperative. The nearest large city is Lexington, Kentucky located approximately 70 miles northwest of the project area.



Within Wolfe County, the Company holds mining interests from seven properties, containing six coal seams capable of production, namely, in order from the bottom sequence to the top: 1) Vires, 2) Grassy, 3) Cannel City, 4) Whitesburg, 5) Fire Clay and 6) Fire Clay Rider, hereinafter known as the Seams. The Seams range in thickness from 12 inches up to nearly 30 inches within the leasehold boundary. These are the surface-minable coals, with no standard room and pillar or long-wall section method deep-mineable coal present, as known to date. The Campton mine is made up of seven (7) separately owned land parcels having coal mining rights by all methods, aggregating 974 acres. Of the 1,000 acres, 272.19 acres are permitted for surface mining.

Original Owner or Lessor	Area (acres)	Mining Types	Kentucky Seam(s)	Royalty Rate
David Rudd	280 +/-	C/Area	All Seams	6% F.O.B. Pit
Kevin and Tara Patton	85 +/-	C/Area	All Seams	6% F.O.B. Pit
Earl Patton	150 +/-	C/Area	All Seams	6% F.O.B. Pit
William and Maggie Hutton	90 +/-	C/Area	All Seams	6% F.O.B. Pit
Elizabeth and Taylor Caldwell	109 +/-	C/Area	All Seams	6% F.O.B. Pit
Pauline Caldwell	110 +/-	C/Area	All Seams	6% F.O.B. Pit
Wick & Phyllis Clemons	150 +/-	C/Area	All Seams	6% F.O.B. Pit

C/Area = Contour and Auger/Area or Mountain-top Removal;
F.O.B. = Freight on Board sales prices, with deductions for freight and sales commissions

Project Expenditures
To January 31, 2010, cumulative expenditures of $1,370,849 were incurred on the Wolfe County, Kentucky project

For the years ending	January 31, 2010	January 31, 2009	January 31, 2008	Cumulative from date of inception of exploration phase
Kentucky Project				
Opening balance	$1,136,682	$0	$0	$0
Property Acquisition costs	300	418,000	0	418,300
Travel	12162	13,827	0	25,989
Reclamation Costs	2,925	19,277	0	22,202
Professional fees	29,673	48,680	0	78,353
Consulting, wages and salaries	43,694	163,828	0	207,522
Office and general	35,825	60,655	0	96,480
Supplies, equipment & transportation	93,508	306,805	0	400,313
Rent	750	93,260	0	94,010
Amortization	15,330	12,350	0	27,680
Activity during the period	234,167	1,136,682	0	1,370,849
Closing balance	$1,370,849	$1,136,682	$0	$1,370,849

Future Programs
The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the

agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of this property.

Item 5. Operating and Financial Review and Prospects
A. <u>Operating results.</u>

Royal Standard is an exploration and pre-development stage enterprise and is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves.   The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration and, upon future profitable production.

Royal Standard is an exploration-pre-development stage enterprise and, as such, currently has no producing properties and no operating income or cash flow, other than interest earned on funds invested in short-term deposits (see Item 3.D. – Key Information - Risk Factors).

Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009
The Company's net loss totaled $821,104 for the year ended January 31, 2010, with basic and diluted losses per share of $0.01. This compares with net loss of $872,981 with basic and diluted losses per share of $0.01 for the year ended January 31, 2009. The decrease of $41,877 in net loss was principally due to an increase in general and administrative expenditures, consulting, wages and salaries, a stock-based compensation addition offset by the gain on sale of the Railroad Project property in the year ended January 31, 2010.

Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008

The Company's net loss totaled $872,981 for the year ended January 31, 2009, with basic and diluted losses per share of $0.01. This compares with a net loss of $839,445 with basic and diluted losses per share of $0.01 for the year then ended January 31.

The increase of $33,536 in net loss was principally due to:
1. A decrease in interest income of $280,472 from January 31, 2008 to January 31, 2009. This decrease being the result of less cash resources being invested in money market funds and lower interest rates being paid on invested funds during the year ended January 31, 2009.
2. During the year ended January 31, 2008 the interest income was offset by a write off of exploration properties in the amount of $145,460, stock-based compensation of $853,953 and an increased consulting, wages and salaries of approximately $480,000. None of these activities took place for the year ended January 31, 2009.
3. A decrease in foreign currency adjustments of $1,385,599 from January 31, 2008 to January 31, 2009. This decrease is the result of US foreign currency exchange rate fluctuations between the two periods.

Year Ended January 31, 2008 Compared to the Year Ended January 31, 2007

The net loss for the year ending January 31, 2008 was $2,019,479 as compared to the net loss of $4,511,483 for the year ending January 31, 2007. The decrease of $2,492,004 is principally the result of Stock Option Compensation of $853,953 for the year ending January 31, 2008 as compared to $3,838,926 for the year ending January 31, 2007.

General and administrative expenses increased from $618,962 for the year ending January 31, 2007 to $872,321 for the year ending January 31, 2008 an increase of $253,359 of which $157,472 was caused by increases in professional fees, the major portion of which were related to the settled litigation described in Note 14 of the consolidated financial statements as of January 31, 2008. The other increases are a direct result of continued activity on the Company's mineral projects. Consulting, wages and salaries increased from $443,693 for the year ending January 31, 2007 to $482,123 for the year ending January 31, 2008, an increase of $38,430.

During the period ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year-end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132 respectively and a corresponding increase in mineral properties. The opening accumulated deficit for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537 respectively and a corresponding increase in opening balance in mineral properties.

B. **Liquidity and capital resources.**

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties owned by the Company. For the year ended January 31, 2010, the Company raised $1.2 million as a result of selling its Railroad project property and $330,015 on the sale of exploration ore. As a result the cash resources of the Company decreased less than they would have had the property and exploration ore not been sold. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company offset by the proceeds received on the sale of exploration ore and the sale of the Railroad project property. There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all.

Year Ended January 31, 2010 Compared to the Year Ended January 31, 2009

As at January 31, 2010, the Company had $745,779 in cash and cash equivalents (January 31, 2009: $1,701,148). The Company had working capital of $529,435 as of January 31, 2010, compared to working capital of $1,757,503 as of January 31, 2009. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the proceeds of $1.2 million received on the sale of the Railroad Project property and the proceeds of $330,015 on the sale of exploration ore.

January 31, 2010 due to the salaries not paid to certain employees and accrued to be paid when a financing is obtained and financial conditions improve. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2010, are sufficient to pay these liabilities. As of January 31, 2010, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

Year Ended January 31, 2009 Compared to the Year Ended January 31, 2008

As at January 31, 2009, the Company had $1,701,148 in cash and cash equivalents (January 31, 2008: $7,209,173). The Company had working capital of $1,857,810 as of January 31, 2009, compared to working capital of $7,785,550 as of January 31, 2008. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities.

Current liabilities of $190,288 remained stable as at January 31, 2009, compared to $220,737 as at January 31, 2008. The current liabilities are primarily due to accruals for exploration expenditures and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2009, are sufficient to pay these liabilities.

Year Ended January 31, 2008 Compared to the Year Ended January 31, 2007

The Company's Cash and cash equivalents balance as of January 31, 2008 was $7,209,173 compared to $9,654,288 at January 31, 2007, a decrease of $2,445,115. The Company also had $117,761 in short term investments at January 31, 2008, as compared to $433,699 at January 31, 2007, a decrease of $315,938.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at January 31, 2008 were $8,006,287 as compared to $10,438,324 at January 31, 2007. Mineral properties at January 31, 2008 were $13,895,392 compared to $8,547,743 at January 31, 2007 which represents an increase of $5,347,649, primarily reflecting the increased investment at the Company's Gold Wedge project. Equipment decreased from $2,056,392 at January 31, 2007 to $1,483,690 at January 31, 2008, primarily as a result of amortization. Total assets as at January 31, 2008 were $23,588,555 as compared to $21,224,226 at January 31, 2007. This represents an increase of $2,364,329 and is principally due to proceeds received from the exercise of stock options and warrants.

Current liabilities as at January 31, 2008 were $220,737 compared to $202,157 at January 31, 2007, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

_____

Due to the nature of the Company's mining business, the acquisition, exploration, and, if warranted, the development of mining properties requires significant expenditures prior to achieving commercial production. Royal Standard will seek to finance such expenditures through the sale of equity, joint venture arrangements with other mining companies or the sale of interests in its properties. There can be no assurance, however, that the Company will be successful in raising capital on acceptable terms or in amounts sufficient to finance exploration expenditures and/or satisfy its commitments under its agreements with third parties. In the event that the Company does not raise capital as planned, it will forfeit its rights to the properties, including the sums expended through the dates of such forfeitures. See Item 3.D. – Key Information - Risk Factors.

C. Research and development, patents and licenses, etc.
See Items 4.B, 4D, and 5.A. above.

D. Trend information.

The economic crisis that started in the financial sector has continued to worsen and we are now in the midst of a global recession. The mineral exploration business is undergoing massive scaling down. Capital investment in mineral exploration has dramatically declined with major new projects being cancelled and delayed, and producing properties are subject to shut downs and reduced production. Credit markets have become increasingly inaccessible and many exploration companies that, just one year ago, had large cash resources to invest in exploration activities are now struggling to finance day-to-day operations.

There are uncertainties regarding the price of commodities and the availability of equity and debt financing for the purpose of mineral exploration and development. The cautious behavior relative to the financial markets has made it difficult to raise new capital. However, the Company is optimistic that equity and debt markets will improve in 2010-2011.

Current financial markets are likely to be volatile in Canada and the United States for the remainder of fiscal 2010 and potentially into 2011, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has lead to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds. As a result, the Company may have difficulties raising equity or debt financing for the purposes of project development.

Also see Items 4.B. and 5.A. above.

E. Off balance sheet arrangements.
None

F. Tabular disclosures of contractual obligations.

The Company's liabilities and obligations for the following five years as of January 31, 2010, are summarized below:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years
Option Agreements [a]	$630,000	n/a	$630,000	n/a
Mining Interests [b]	$785,000	$157,000	$314,000	$314,000
Employment Contract [c]	$1,250,000	$250,000	$500,000	$500,000
Corporate Expenses [d]	$2,000,000	$400,000	$800,000	$800,000

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $630,000 by December 9, 2011 to exercise its option.
(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

> **Gold Wedge Project**
> In order to maintain property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.
> **Pinion Project**
> In order to maintain its lease agreements on the Pinion Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.
> **Fondaway Project**
> In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2010 and has to pay claim renewal fees to BLM of approximately $15,000.

(c) The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.
(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

G. Safe harbor.
Not applicable.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management.

The following table sets out the names of and related information concerning each of the officers and directors of Royal Standard.

NAME	OFFICE HELD	SINCE
Roland M. Larsen Heathsville, VA	President, Chief Executive Officer and Director Corporate Governance Committee	May, 1996
J. Allan Ringler Toronto, Ontario	Director and CFO	March 2009
George A. Duguay Toronto, Ontario	Secretary	March, 2009
Kimberly L. Koerner Brambleton, VA	Director and Treasurer Audit Committee	May, 2001
James B. Clancy Toronto, Ontario	Director Audit Committee (Chair)	March, 2009
Paul G. Smith Toronto, Ontario	Director Audit Committee	March, 2009

The following discussion provides information on the principal occupations of the above-named directors and executive officers of the Company within the preceding five years.

Roland M. Larsen

Mr. Larsen has 30 years of experience in the natural resource industry, both in exploration and management roles. From November 1993 to the present, he has been serving as the President of Sharpe Resources Corporation, a junior natural resource issuer. From 1981 to 1991, Mr. Larsen served District/Regional Exploration Manager with Inc. and BHP Minerals, Inc., both of which are junior natural resource issuers. Earlier in his career, he worked with BHP Minerals International Inc. for a period of ten years, where he was the Exploration Manager of the Eastern United States and the North Atlantic Region. Prior to that, he was the Senior Geologist for NL Industries, Inc. In addition, he has several years of experience working with consulting engineering firms including Derry, Michner and Booth, and Watts Griffis & McOuat Limited. He is a member of the Society of Economic Geologists, the American Association of Professional Geologists and the Society of American Institute of Mining, Metallurgy, and Exploration Inc. Mr. Larsen holds a B.Sc. and M.Sc. degrees in geology.

J. Allan Ringler

Mr. Ringler has 20 years of experience providing corporate and financial services to public companies. He has been President of Allan Ringler Services Inc. since January 1989 and was previously a partner of Duguay & Ringler Corporate Services, a provider of corporate and financial services to public companies, from January 1989 until February 2006. Mr. Ringler co-founded Equity Transfer & Trust Company ("Equity Transfer"), a provider of transfer agent and corporate trust services, acting as its President from November 2002 to January 2006. He has been a director of Grey Horse Corporation, the parent company of Equity Transfer since 2004. Mr. Ringler holds a Bachelor of Arts degree from the University of Western Ontario and a Bachelor of Commerce degree from the University of Windsor. He is a Certified Management Accountant and a member of the Institute of Chartered Secretaries and Administrators of Canada.

James B. Clancy

Mr. James B. Clancy is presently Director - Finance for Techint E. & C. Canada, involved in a Joint Venture with R.B. Somerville Ltd for three sections of the Alberta Clipper Pipeline Project in Western Canada. James has been involved as General Manager and/or Chief Financial Officer in the pipeline construction business in Canada and overseas for over thirty years. He has an Honours Commerce degree from the University of Toronto and is a member of the Canadian Institute of Chartered Accountants. Jim presently sits on the board and is Chairman of the Audit Committee of Galantas Gold Corporation (TSX VENTURE:GAL)(AIM:GAL).

Paul G. Smith

Paul G. Smith is President and CEO of Grey Horse Corporation (TSX:GHC) and CEO of its principal subsidiary, Equity Transfer & Trust Company. Prior to GHC, Paul held management positions at BCE, served as Executive Assistant to the Prime Minister of Canada, and was an aide to the Ministers of External Affairs and International Cooperation. Paul holds an MBA from INSEAD, an MPA from Carleton University, and undergraduate degrees from the University of Ottawa. Paul sits on the boards of GHC, VIA Rail and the Atlantic Council. He is a member of the C.D. Howe Institute's Financial Services Research Initiative and Carleton University's School of Public Policy and Administration Leadership Council. Paul's other public company board positions include StorageVault Canada Inc. (TSX VENTURE:SVI).

Kimberly L. Koerner

Ms. Koerner is a Financial Analyst and Consultant. She has been serving as the Treasurer of the Company from May 1996 to the present. Ms. Koerner has also been serving as the Secretary and Treasurer of Sharpe Energy Company, a U.S. subsidiary of Sharpe Resources Corporation, from November, 1995 to the present. From April 1992 to February 1994, she served as the Assistant Director of the National Association of Printing and Publishing Technology, a trade association. Ms. Koerner has B.Sc. degree in Finance from the University of South Carolina. Ms. Koerner is the daughter of Roland M. Larsen, President, Chief Executive Officer and a Director.

George A. Duguay

George Duguay is a senior executive with experience in the technology, financial services and resource industries. Since 1988 he has been the President of G. Duguay Services Inc, a partner of Duguay & Ringler Corporate Services until February 2006. A provider of corporate and financial administrative services to public companies G. Duguay Services Inc. continues to act as a consultant in this area. In addition, Mr. Duguay was a founder of Equity Transfer and Trust Company, a provider of transfer agency and corporate trust services. He is presently Corporate Secretary of three public companies. During the period May 1993 to December 2004, Mr. Duguay served as Director of Genesis Microchip Inc., the world's leading supplier of display image processors. Mr. Duguay is a Certified General Accountant and an associate of the Institute of Chartered Secretaries.

B. **Compensation.**

Compensation of Officers

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation's three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000 (the "Named Executive Officer").

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compen-sation (US$) |
		Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (US$)	LTIP Payouts (US$)	
Roland M. Larsen, President and CEO	2010 2009 2008	$249,995 $249,995 $249,995	Nil Nil $117,678	Nil Nil Nil	4,155,191 Nil 775,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
J. Allan Ringler CFO and Director	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	$43,936 Nil Nil

Stock Option Plan

The Corporation maintains a "rolling" stock option plan (the "Plan") for directors, officers, consultants who provide ongoing services, and employees of the Corporation and its affiliates. The purpose of the Plan is to develop the interest of bona fide Officers, Directors, Employees, Management Corporation Employees, and Consultants of Royal Standard Minerals Inc. and it subsidiaries in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate those to whom options to purchase common shares of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 of the Plan and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject;

(b) the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d) the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares.

(e) In the case of Options granted to Employees, Consultants, or Management Corporation Employees, the Company represents that the Optionee is a bona fide Employee, Consultant or Management Corporation Employee, as the case may be.

Compensation of Directors

Directors who are not officers of the corporation are currently paid an annual retainer fee of Cdn. $7,000 for their services as director. In addition, the Chairman of the Audit Committee received an additional annual fee of Cdn. $5,000.

All directors are reimbursed for their expenses and travel incurred in connection with attending directors meetings. Special remuneration, at per diem rates, may be paid to any director (other than executive officers of the Corporation) undertaking special services, at the request of the directors, any committee of the directors or the President of the Corporation, beyond those services ordinarily required of a director of the Corporation.

Directors who are not officers are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board, directors may be granted options to purchase Common Shares. During the twelve months ended January 31, 2010, no options were granted to directors of the Corporation under the Corporation's Stock Option Plan.

As of July 27, 2010, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,904,691	$0.10	June 26, 214

On June 26, 2009 the Company cancelled 5,842,500 options (including 4,155,191 options granted to the CEO of the company) with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended January 31, 2010. There are no pension plan benefits in place for the Named Executive Officer. In addition, there are no plans in place with respect to the Named Executive Officer for termination of employment or change in responsibilities.

Compensation Policy

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in the value of the Common Shares they hold in the Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements, which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The grant of stock options under the Corporation's Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

Employment Contracts
There are current employment contracts in place between the Company the Chief Executive Officer, Mr. Larsen. Other than as described herein or in the financial statements accompanying this Circular, there are no other employment contracts between either the Company or its subsidiaries and the above-named executive officers.

The employment contract of Mr. Larsen has been renewed twice, each time for a five year term. The contract was last renewed on January 1, 2006 and includes a base salary of US$250,000 per year and provides for an additional annual bonus payments. The contract also includes an early termination compensation clause which would entitle Mr. Larsen to receive, should the contract be terminated prior to the end of its specified term, the total amount still outstanding for the remainder of the specified term of the contract.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation will be subject to the employment contract currently in place.

C. **Board practices.**

Information regarding the current term of office and length of service of the members of the
Board of Directors is shown on item 6A.

In April 2003 the Company implemented new corporate governance policies pursuant to which the Company has begun to implement new, improved corporate governance practices.

Responsibilities of the Board of Directors

The Board recognizes it is responsible for the stewardship of the business and affairs of the Company and has adopted a set of principles and practices setting out its stewardship responsibilities. Under its mandate, the Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure, and supervising management to ensure that the foregoing enhance and preserve the underlying value of the Company for the benefit of all shareholders. As part of the strategic planning process, the Board contributes to the development of a strategic direction for the Company by reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks. On an ongoing basis, the Board also reviews with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities. The performance of management, including the Company's Chief Executive Officer, is also supervised to ensure that the affairs of the Company are conducted in an ethical manner. The Board, directly and through its committees, ensures that the Company puts in place, and reviews at least on an annual basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other key stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective. Finally, the Board monitors the integrity of corporate internal control procedures and management information systems to manage such risks and ensure that the value of the underlying asset base is not eroded.

The Board from time to time delegates to senior executives the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. According to the Company's policy, investments and other similar expenditures above the specified limits, including major capital projects as well as material transactions outside the ordinary course of business, whether on or off balance sheet, are reviewed by, and subject to, the prior approval of the Board.

Following are the principles of the Company's corporate governance arrangements:

- Subject to the relatively small size of the Company and to business needs, the size of the Board must be kept to a sufficiently low number to facilitate open and effective dialogue and full participation and contribution of each Director.
- The Board must function as a cohesive team, with shared responsibilities and accountabilities that are clearly defined, understood and respected.
- The Board must have the ability to exercise all its supervisory responsibilities independent of any influence by management.
- The Board must have access to all the information needed to carry out its full responsibilities. Information must be available in a timely manner and in a format conducive to effective decision making.
- The Board must develop, implement, and measure effective corporate governance practices, processes and procedures.

Committees of the Board

There is currently one committee of the board of directors being the audit committee. The board does not have, nor does it currently intend to form, a nominating, compensation or corporate governance committee. It is the view of the board of directors that its current size (five) is small enough to make such additional committees counter-productive. In addition to regularly scheduled meetings of the board, its members are in continuous contact with one another and with the members of senior management. If the size of the board were to be enlarged or if the Company were to undergo a substantial change in its business and operations, consideration would at that point be given to the formation of additional committees. The mandate and activities of the Company's audit committee is as follows:

Audit Committee

The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. A majority of the members of the Audit Committee shall be resident Canadians and unrelated to the Corporation and all members of the Audit Committee shall be non-management directors. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time. The following persons have been initially appointed to the Audit Committee, with the Chair to be as designated:

> James B. Clancy (Chair)
> Paul G. Smith
> Kimberly Koerner

The Audit Committee's primary duties and responsibilities are to:

> a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
> b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
> c) Monitor the independence and performance of the Corporation's external auditors;
> d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

> a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;
> b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;
> c) Review the MD&A and press releases containing financial results of the Corporation;
> d) Review all prospectuses, material change reports and annual information forms;
> e) Review the audit plans and the independence of the auditors;
> f) Meet with the auditors independently of management;

g) In consultation with senior management, review annually and recommend for approval by the board of directors:

> (i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;
>
> (ii) the remuneration of the auditors; and
>
> (iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;

h) review with the auditors:

> (i) the scope of the audit;
>
> (ii) significant changes in the Corporation's accounting principles, practices or policies; and
>
> (iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;

i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:

> (i) the financial statements;
>
> (ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;
>
> (iii) significant changes, if any, to the initial audit plan;
>
> (iv) accounting and reporting decisions relating to significant current year events and transactions;
>
> (v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and
>
> (vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing yearend financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;

j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;

k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:

> a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The Board of Directors as a whole takes custody of the Corporate Governance for the Company and is responsible for the development, maintenance, and disclosure of the Company's corporate governance practices. The mandate relating to Corporate Governance includes:

- developing criteria governing the size and overall composition of the Board;
- conducting an annual review of the structure of the Board and its committees, as well as of the mandates of such committees;
- recommending new nominees for the Board (in consultation with the Chairman and the Chief Executive Officer); and
- recommending the compensation of directors ensuring that the Company's policy on disclosure and insider trading, including communication to the different stakeholders about the Company and its subsidiaries, documents filed with securities regulators, written statements made in documents pertaining to the Company's continuous disclosure obligations, information contained on the Company's Web site and other electronic communications, relationships with investors, the media and analysts is timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements.

Conflicts of Interest
Some of the directors and officers of Royal Standard also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such officer or director to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Company. Similar duties and obligations will apply to such other companies. Thus any future transaction between the Company and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Company.
D. Employees.

In addition to the listed officers, at January 31, 2010, the Company had five full-time and two part-time employees.

E. Share ownership.

Name	Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[(1)(2)]
Roland M. Larsen	President, CEO & Director	1,977,000
J. Allan Ringler	Director	Nil
James B. Clancy	Director	Nil
Kimberly L. Koerner	Director	160,000
Paul G. Smith	Director	Nil
George A. Duguay	Corporate Secretary	Nil

(1) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the corporation has been furnished by the respective individuals.

(2) Pursuant to a Settlement Agreement and Mutual General Release among the Company and certain shareholders of the Company (the "**Settlement Agreement**"), dated November 29, 2007, such shareholders agreed that for a period of thirty-six (36) months from the date of the Settlement Agreement, they will vote or cause to be voted the shares owned, controlled or directed by them, being a total of 8,229,000 shares, as directed by the Board, except in the event of an unsolicited take-over bid for the Company that is not solicited or encouraged by such shareholders. A press release in respect of the Settlement Agreement was issued by the Company on December 13, 2007. These shares are not included in the above table.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of July 19, 2010, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding [(1)]
CDS & Co.[(2)]	67,834,173	80.896%

Notes:

(1) Based on 83,217,358 Common Shares issued and outstanding as at July 19, 2010.

(2) This is a nominee account. To the knowledge of the Company, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

B. Related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of Royal Standard or the Company has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as disclosed in the financial statements included herein.

C. Interests of experts and counsel.
Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information
Following is a list of financial statements filed as part of the annual report under Item #17

- Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008, 2007and 2006
- Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2010 and 2009
- Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
- Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
- Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
- Management's Discussion and Analysis for the year ending January 31, 2010

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

B. Significant Changes.

Accounting Changes

Adoption of New Accounting Policies
(i) Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at or for the year ended January 31, 2010.
(ii) Fair Value Hierarchy and Liquidity Risk Disclosure
In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ended January 31, 2010. This adoption resulted in additional disclosure as provided below. The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term

financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents and marketable securities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.
  • Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
  • Level two includes inputs that are observable other than quoted prices included in level one.
  • Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three
Cash	$745,779	$0	$0
Marketable Securities	$60,000	$0	$500

Future accounting changes
(i) International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.

(ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
  The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of the fiscal year. The Company is in the process of evaluating the requirements of the new standards.

  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is in the process of evaluating the requirements of the new standards.

Item 9. The Offer and Listing

A. Offer and listing details.

The only share capital issued of Royal Standard is its Common Shares. The Common Shares of Royal Standard are without nominal or par value. Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding-up of Royal Standard and payment of dividends. The holders of Common Shares are entitled to one vote for each share held of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Royal Standard out of funds legally available therefore and to receive pro rata the remaining property of Royal Standard on dissolution. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

The following table sets forth the reported high and low sales prices and the average daily trading volume of the outstanding Common Shares.

TSX Venture Exchange (stated in Canadian Currency)

			High	Low	Average Daily Volume
January 1, 2003	To	March 31, 2003	$0.00	$0.00	0
April 1, 2003	To	June 30, 2003	$0.40	$0.21	13,728
July 1, 2003	To	September 30, 2003	$0.40	$0.20	151,583
October 1, 2003	To	December 31, 2003	$0.47	$0.25	53,416
January 1, 2004	To	March 31, 2004	$0.46	$0.25	78,814
April 1, 2004	To	June, 30, 2004	$0.46	$0.30	79,530
July 1, 2004	To	September 30, 2004	$0.42	$0.29	21,137
October 1, 2004	To	December 31, 2004	$0.47	$0.26	90,704
January 1, 2005	To	March 31, 2005	$0.45	$0.26	37,522
April 1, 2005	To	June 30, 2005	$0.43	$0.28	25,394
July 1, 2005	To	September 30, 2005	$0.75	$0.33	259,892
October 1, 2005	To	December 31, 2005	$1.00	$0.61	257,685
January 1, 2006	To	March 31, 2006	$1.45	$0.83	258,527
April 1, 2006	To	June 30, 2006	$1.65	$0.93	321,319
July 1, 2006	To	September 30, 2006	$1.15	$0.67	51,767
October 1, 2006	To	December 31, 2006	$0.79	$0.40	128,733
January 1, 2007	to	March 31, 2007	$0.64	$0.41	39,533
April 1, 2007	To	June 30, 2007	$0.85	$0.45	55,800
July 1, 2007	To	September 30, 2007	$0.67	$0.35	127,998
October 1, 2007	To	December 31, 2007	$0.58	$0.39	111,618
January 1, 2008	to	March 31, 2008	$0.53	$0.23	98,037
April 1, 2008	To	June 30, 2008	$0.31	$0.18	149,619

Over the Counter Bulletin Board (stated in US currency).

	High	Low	Average
July - September 2008	$0.25	$0.09	24,433
October - December 2008	$0.16	$0.03	40,900
January - March 2009	$0.45	$0.03	9,500
April – June 2009	$0.12	$0.05	123,634
July – September 2009	$0.08	$0.04	107,933
October – December 2009	$0.16	$0.06	151,200
January – March 2010	$0.10	$0.07	53,233
April – June 2010	$0.12	$0.06	100,067

B. Plan of Distribution
Not Applicable

C. Markets

The common shares currently trade on the US-OTC Bulletin Board under the symbol "RYSMF".

D. Selling shareholders.
Not Applicable

E. Dilution.
Not Applicable

F. Expenses of the issue.
Not Applicable

Item 10. Additional Information

A. Share capital.
Not applicable

B. Memorandum and articles of association.
These documents were filed with the registration statement in November 1996.

C. Material contracts.

1. On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

2. In order to maintain its property on the Gold Wedge project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

3. In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 in exploration expenses which includes claim renewal fees of $15,000 to the BLM.

4. In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2010 and has to pay claim renewal fees to the BLM of approximately $15,000.

D. **Exchange controls.**

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, including foreign exchange controls, or that affects the remittance of dividends, interest or other payments to non-resident holders of Common Shares, other than withholding tax requirements and potential capital gain on the disposition of the Common Shares under certain circumstances. (See Item 10. E. - Taxation.)

There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided by the Investment Canada Act (Canada) as amended, including as amended by the World Trade Organization Implementation Act (Canada). The following summarizes the principal features of the Investment Canada Act for non-Canadians who propose to acquire Common Shares.

The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended, including as amended by the World Trade Organization Implementation Act (Canada), requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. "Non-Canadian" generally means an individual who is not a Canadian citizen or permanent resident, or a Corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not the controlling entity is Canadian. Under the Act, control of a Corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a Corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a Corporation or of an equivalent undivided ownership interest in the voting shares of a Corporation are acquired unless it can be established that the Corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

All investments to acquire control of a Canadian business are notifiable, unless they are reviewable. Investments requiring review and approval include: (i) a direct acquisition of control of a Canadian business with assets with a value of Cdn. $5,000,000 or more; (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is Cdn. $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is

51

made by a "WTO Investor" (generally, nationals or permanent residents of World Trade Organization member states, or entities controlled by residents or nationals of WTO member states) or the Canadian business is controlled by a WTO Investor, the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is Cdn. $160,000,000 in constant 1995 dollars as determined in accordance with the Act. Indirect acquisitions of Canadian businesses by or from WTO Investors are not subject to review. The United States is a WTO member state.

Special rules apply with respect to investments by non-Canadians (including WTO Investors) to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Investment Review Division of Industry Canada prior to the investment taking place and the investment may not be normally implemented until the review has been completed and ministerial approval obtained.

The Investment Review Division will submit the application for review to the Minister of Industry (Canada), together with any other information or written undertakings given by the acquirer and any representations submitted to the division by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors considered are: (i) the effect of the investment on the nature and level of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

Within 45 days after completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada." If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment, or if the investment has already been implemented, must divest itself of control of the Canadian business.

No securities of the Company are subject to escrow.

E. Taxation

The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens and resident alien individuals purchasing Common Shares. The discussion is only a general summary and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisors regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under US federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid to US residents by the Company on the Common Shares generally will be subject to Canadian non-resident withholding taxes. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). For US corporations owning at least 10% of the voting stock of the Company, the dividends paid by the Company are subject to a withholding tax rate of 6% in 1996 and 5% thereafter under the Canada-U.S. Income Tax Convention (1980), as amended by the Protocol signed on March 17, 1995 (the "Treaty"). For all other US shareholders, the Treaty reduces the withholding tax rate from 25% to 15% of the gross dividend. Other applicable tax treaties may reduce the Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder will generally not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

F. Dividends and paying agents.
Not applicable.

G. Statement by experts
Not applicable.

H. Documents on display.

Company documents can be reviewed at 3258 Mob Neck Road, Heathsville, VA 22473 or One Main Street, Manhattan, Nevada, 89022. You can also obtain copies by writing to either of these addresses.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest bearing debt. The Company's current policy is to invest excess cash in investment- guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

(b) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("US dollar") and major purchases are transacted in US dollars. The Company funds most operations, as well as exploration and administrative expenses, in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and the United States. The Company is subject to gains and losses due to fluctuations in the US dollar against the Canadian dollar. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

As of January 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period.

- Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
- The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January, 31 2010 would

have been approximately $6,050 higher/lower. Similarly, as January 31, 2010, reported shareholders' equity would have been approximately $6,050 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

• Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, would affect net loss and comprehensive loss by approximately $2,500.

• Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2010, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Item 12. Description of Securities Other than Equity Securities.
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures
As of the end of the period covered by this report and based on their evaluation the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

B. Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2010. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of January 31, 2010, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

C. **Attestation report of the registered public accounting firm.**
This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

D. **Changes in Internal Control over Financial Reporting**
There were no changes in our internal controls or in other factors that could affect these controls subsequent to the date of their most recent evaluation.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.
The board of directors has determined that Director and Audit Committee Member Mr. James Clancy has the necessary attributes and independence for designation as the audit committee's financial expert and has designated Mr. Clancy as the financial expert.

Item 16B. Code of Ethics.
The company has adopted a Code of Ethics that applies to its Directors and Executive Officers. The Code of Ethics can be viewed at 3258 Mob Neck Road, Heathsville, Virginia 22473. It can also be obtained, without charge, by writing to this address.

Item 16C. Principal Accountant Fees and Services.

	Years Ending January 31,		
	(CDN $)		
	2010	**2009**	**2008**
Audit Fees	$60,000	$71,200	$86,122
Audit Related Fees	$0	$0	$0
Tax Fees	$0	$0	$2,500
All Other Fees	$960	$0	$1,378

Policies and Procedures

The Audit Committee, in consultation with senior management, reviews annually and recommends for approval by the board of directors;

- the appointment of independent auditors at the annual general meeting of shareholders of the Corporation;
- the remuneration of the auditors; and
- pre-approval of all non-audit services to be provided to the Corporation by the external auditor.

Since the commencement of the Corporation's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

The Company is relying on the exemption in section 6.1 in Multilateral Instrument 52-110-*Audit Committees* ("MI 52-110") which provides that venture issuers (as that term is defined therein) are not required to comply with certain audit committee composition requirements and have different reporting obligations, as specified by MI 52-110..

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.

Item 16F. Changes in Registrant's Certifying Accountant.
Not applicable.

Item 16G. Corporate Governance.
Not applicable.

PART III

Item 17. Financial Statements.

Following is a list of financial statements filed as part of the annual report.

- Auditor's Report for Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008, 2007and 2006
- Consolidated Balance Sheets of Royal Standard Minerals Inc. as at January 31, 2010 and 2009
- Consolidated Statements of Operations and Deficit of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
- Consolidated Statements of Cash Flows of Royal Standard Minerals Inc. for the years ended January 31, 2010, 2009, 2008
- Notes to the Consolidated Financial Statements of Royal Standard Minerals Inc.
- Management's Discussion and Analysis for the year ending January 31, 2010

The consolidated financial statements of Royal Standard Minerals Inc. were prepared in accordance with generally accepted accounting principles in Canada and are expressed in United States dollars. For a discussion of the reconciliation of such financial statements to United States generally accepted accounting principles, see note #21 of the notes to the consolidated financial statements of Royal Standard Minerals Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2007 and 2006 and the consolidated statements of mineral properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada   McCarney Greenwood LLP
April 16, 2007   Chartered Accountants

                                                                  Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 16, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada   McCarney Greenwood LLP
April 16, 2007   Chartered Accountants

                                                                  Licensed Public Accountants

March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2008 and 2007 and the consolidated statements of mineral properties, operations, comprehensive loss and accumulated other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years ended January 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended January 31, 2008 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants



Royal Standard Minerals Inc.
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Consolidated Financial Statements

January 31, 2010 and 2009

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Standard Minerals Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Roland M. Larsen"   (signed) "J. Allan Ringler"

Roland M. Larsen   J. Allan Ringler
President and Chief Executive Officer   Chief Financial Officer

Toronto, Canada
May 19, 2010

MSCM LLP
Accountants & Advisors for a Complex World

Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at January 31, 2010 and 2009 and the consolidated statements of mineral properties, operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the three-year period January 31, 2010 and for the period from inception on June 26, 1996 to January 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2010 and for the period from inception on June 26, 1996 to January 31, 2010 ended in accordance with Canadian generally accepted accounting principles.

We did not audit the consolidated financial statements of Royal Standard Minerals Inc. for the period from inception on June 26, 1996 to January 31, 2008. Those consolidated financial statements were audited by other auditors who issued a report without reservation on March 28, 2008.

Signed: ***"MSCM LLP"***

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 19, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated May 19, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 19, 2010

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(expressed in United States Dollars)

As at January 31		2010		2009
Assets				
Current				
Cash and cash equivalents (Note 2(b))	$	**745,779**	$	1,701,148
Marketable securities (Note 5)		**60,500**		200,000
Sundry receivables and prepaids		**24,537**		46,643
		830,816		1,947,791
Due from related parties (Note 15)		**121,740**		100,307
Reclamation bonds (Note 6)		**534,984**		391,434
Mineral properties (Note 7)		**19,799,686**		19,007,396
Equipment, net (Note 8)		**725,906**		1,059,744
	$	**22,013,132**	$	22,506,672
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**301,381**	$	190,288
Asset retirement obligation (Note 9)		**232,010**		232,010
		533,391		422,298
Shareholders' Equity				
Share capital (Note 10(b))		**28,098,264**		28,095,521
Shares to be cancelled (Note 10(b))		**-**		(42,257)
Contributed surplus (Note 12)		**10,076,866**		9,765,395
Deficit		**(16,669,265)**		(15,848,161)
Accumulated other comprehensive income		**(26,124)**		113,876
		21,479,741		22,084,374
	$	**22,013,132**	$	22,506,672

Going Concern (Note 1)
Contingencies (Note 16)
Commitments (Note 17)

Approved by the Board:

Roland M. Larsen   James B. Clancy
    Director   **Director**



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.

(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(expressed in United States Dollars)

For the years ended January 31	2010	2009	2008	Cumulative from date of inception of project
Gold Wedge Project				
Opening balance	**$15,177,300**	$11,866,061	$ 6,912,843	$ -
Property acquisition costs	**430,028**	121,785	93,463	1,151,675
Travel	**6,914**	35,222	77,588	332,277
Mine development costs	**10,671**	53,909	241,075	1,046,788
Drilling	**(202)**	64,356	606,223	948,793
General exploration	**-**	-	-	133,353
Professional fees	**7,528**	-	-	80,164
Consulting, wages and salaries	**282,548**	1,228,118	1,146,119	4,981,711
Office and general	**118,112**	410,285	729,941	1,674,306
Analysis and assays	**7,983**	29,006	23,899	155,610
Supplies, equipment and transportation	**54,153**	869,750	1,389,747	3,686,751
Amortization	**322,524**	498,808	645,163	2,226,131
Net proceeds from sale of exploration ore	**(330,015)**	-	-	(330,015)
Activity during the year	**910,244**	3,311,239	4,953,218	16,087,544
Closing balance	**$16,087,544**	$15,177,300	$11,866,061	$16,087,544
Pinon Project				
Opening balance	**$ 1,931,122**	$ 1,451,428	$ 1,148,259	$ -
Property acquisition costs	**54,013**	111,617	19,017	610,217
Travel	**-**	51,498	14,978	78,326
Drilling	**-**	-	-	130,600
General exploration	**-**	-	-	7,765
Professional fees	**19,668**	-	-	85,941
Office and general	**-**	-	54,413	98,120
Geologist	**-**	-	-	32,653
Consulting, wages and salaries	**258**	256,585	207,590	659,335
Reclamation costs	**-**	-	-	167,785
Analysis and assays	**-**	-	7,171	74,042
Supplies, equipment and transportation	**(3,544)**	59,994	-	56,733
Activity during the year	**70,395**	479,694	303,169	2,001,517
Closing balance	**$ 2,001,517**	$ 1,931,122	$ 1,451,428	$ 2,001,517



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties (continued)
(expressed in United States Dollars)

For the years ended January 31	2010	2009	2008	Cumulative from date of inception of project
Railroad Project				
Opening balance	$ **460,013**	$ 331,446	$ 215,813	$ -
Property acquisition costs	**5,980**	128,567	115,633	465,993
Professional fees	**123,580**	-	-	123,580
Consulting, wages and salaries	**27,727**	-	-	27,727
Sale of property (note 7(b))	**(617,300)**	-	-	(617,300)
Activity during the year	**(460,013)**	128,567	115,633	-
Closing balance	$ **-**	$ 460,013	$ 331,446	$ -
Fondaway Project				
Opening balance	$ **302,279**	$ 246,457	$ 162,778	$ -
Property acquisition costs	**37,497**	55,822	64,754	320,500
Travel	**-**	-	3,279	3,279
Drilling	**-**	-	15,646	15,646
Analysis and assays	**-**	-	-	351
Activity during the year	**37,497**	55,822	83,679	339,776
Closing balance	$ **339,776**	$ 302,279	$ 246,457	$ 339,776
Como Project				
Opening balance	$ **-**	$ -	$ 108,050	$ -
Property acquisition costs	**-**	-	35,933	71,628
Travel	**-**	-	-	2,806
Geologist	**-**	-	-	5,098
Consulting, wages and salaries	**-**	-	-	41,532
Rent	**-**	-	1,477	55,052
Analysis and assays	**-**	-	-	9,138
Written off	**-**	-	(145,460)	(185,254)
Activity during the year	**-**	-	(108,050)	-
Closing balance	$ **-**	$ -	$ -	$ -



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties (continued)
(expressed in United States Dollars)

For the years ended January 31	2010	2009	2008	Cumulative from date of inception of project
Kentucky Project				
Opening balance	$ 1,136,682	$ -	$ -	$ -
Property acquisition costs	300	418,000	-	418,300
Travel	12,162	13,827	-	25,989
Reclamation	2,925	19,277	-	22,202
Professional fees	29,673	48,680	-	78,353
Consulting, wages and salaries	43,694	163,828	-	207,522
Office and general	35,825	60,655	-	96,480
Supplies, equipment and transportation	93,508	306,805	-	400,313
Rent	750	93,260	-	94,010
Amortization	15,330	12,350	-	27,680
Activity during the year	234,167	1,136,682	-	1,370,849
Closing balance	$ 1,370,849	$ 1,136,682	$ -	$ 1,370,849
TOTAL	**$19,799,686**	$19,007,396	$13,895,392	$19,799,686



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(expressed in United States Dollars)

For the years ended January 31	2010	2009	Restated (Note 20) 2008	Cumulative from date of inception June 26, 1996
Expenses				
General and administrative (Note 18)	$ 656,001	$ 456,487	$ 872,321	$ 4,484,552
Consulting, wages and salaries (Note 15)	444,159	324,963	482,123	2,765,022
Stock-based compensation (Note 12)	311,471	-	853,953	5,934,302
General exploration	-	-	59,784	211,835
Amortization	1,282	1,788	2,132	16,360
	1,412,913	783,238	2,270,313	13,412,071
Loss before the following items	**(1,412,913)**	**(783,238)**	**(2,270,313)**	**(13,412,071)**
Interest income	9,630	115,822	396,294	864,663
Write down of advances to related company	-	-	-	(75,506)
Write-off of exploration properties	-	-	(145,460)	(3,944,324)
Gain on disposal of marketable securities	-	-	-	47,988
Write down of marketable securities	-	-	-	(407,105)
Gain on sale of exploration property	583,199	-	-	109,012
Foreign currency translation adjustment	(1,020)	(205,565)	1,180,034	888,818
Net loss for the year	$ **(821,104)**	$ (872,981)	$ (839,445)	$ (15,928,525)
Basic and diluted loss per share (Note 13)	$ **(0.01)**	$ (0.01)	$ (0.01)	

Consolidated Statements of Comprehensive Loss
(expressed in United States Dollars)

For the years ended January 31	2010	2009	Restated (Note 20) 2008	Cumulative from date of inception June 26, 1996
Net loss for the year	$ **(821,104)**	$ (872,981)	$ (839,445)	$ (15,928,525)
Other comprehensive gain (loss)				
Net (decrease) increase in unrealized gains on available-for-sale marketable securities	**(140,000)**	51,810	29,470	(58,720)
Comprehensive loss	$ **(961,104)**	$ (821,171)	$ (809,975)	$ (15,987,245)



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(expressed in United States Dollars)

For the years ended January 31	2010	2009	Restated (Note 20) 2008	Cumulative from date of inception June 26, 1996
Share capital				
Balance at beginning of year	$ **28,095,521**	$ 28,354,608	$ 25,403,464	$ 2,513,184
Private placements, net of issue costs	**-**	-	-	21,776,134
Warrants valuation	**-**	-	-	(4,649,811)
Shares issued for mineral properties	**-**	-	-	972,579
Shares issued on stock options exercised (cancelled)	**-**	(259,087)	421,672	648,483
Value of stock options exercised	**-**	-	-	197,588
Shares issued on warrants exercised	**-**	-	1,868,342	6,004,418
Value of warrants exercised	**-**	-	661,130	1,747,099
Shares issued for services	**-**	-	-	184,590
Cancellation of shares held in escrow	**-**	-	-	(1,425,413)
Cancellation of shares	**(42,257)**	-	-	(42,257)
Shares issued as compensation	**45,000**	-	-	171,670
Balance at end of year	$ **28,098,264**	$ 28,095,521	$ 28,354,608	$ 28,098,264
Shares to be issued				
Balance at beginning of year	$ **-**	$ -	$ -	$ 119,325
Activity during the year	**-**	-	-	(119,325)
Balance at end of year	$ **-**	$ -	$ -	$ -
Shares to be cancelled				
Balance at beginning of year	$ **(42,257)**	$ (42,257)	$ -	$ -
Activity during the year	**42,257**	-	(42,257)	-
Balance at end of year	$ **-**	$ (42,257)	$ (42,257)	$ -
Warrants				
Balance at beginning of year	$ **-**	$ 2,814,999	$ 3,546,935	$ -
Value of warrants issued	**-**	-	-	4,649,811
Value of warrants exercised	**-**	-	(661,130)	(1,747,099)
Value of warrants expired	**-**	(2,814,999)	(70,806)	(2,902,712)
Balance at end of year	$ **-**	$ -	$ 2,814,999	$ -



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity (continued)
(expressed in United States Dollars)

For the years ended January 31	2010	2009	Restated (Note 20) 2008	Cumulative from date of inception June 26, 1996
Contributed surplus				
Balance at beginning of year	$ 9,765,395	$ 6,950,396	$ 6,025,637	$ -
Cancellation of shares held in escrow	-	-	-	1,425,413
Value of stock options granted	128,641	-	853,953	5,763,499
Value of stock options exercised	-	-	-	(197,588)
Expired warrants	-	2,814,999	70,806	2,902,712
Modifications of options	182,830	-	-	182,830
Balance at end of year	$ 10,076,866	$ 9,765,395	$ 6,950,396	$ 10,076,866
Deficit				
Deficit, beginning of year as previously stated	$ (15,848,161)	$ (16,070,582)	$ (14,810,739)	$ (740,740)
Adjustments	-	1,095,402	675,004	-
Balance at beginning of year - restated	(15,848,161)	(14,975,180)	(14,135,735)	(740,740)
Net loss	(821,104)	(872,981)	(839,445)	(15,928,525)
Deficit, end of year	$ (16,669,265)	$ (15,848,161)	$ (14,975,180)	$ (16,669,265)
Accumulated other comprehensive income				
Balance at beginning of year	$ 113,876	$ 62,066	$ -	$ -
Transition adjustments	-	-	32,596	32,596
Net (decrease) increase in unrealized gains on available-for-sale marketable securities	(140,000)	51,810	29,470	(58,720)
Balance at end of year	$ (26,124)	$ 113,876	$ 62,066	$ (26,124)
Total Shareholders' Equity	$ 21,479,741	$ 22,084,374	$ 23,164,632	$ 21,479,741



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(expressed in United States Dollars)

For the years ended January 31	2010	2009	Restated (Note 20) 2008	Cumulative from date of inception June 26, 1996
Operating activities				
Net loss for the year	$ **(821,104)** $	(872,981) $	(839,445) $	(15,928,525)
Operating items not involving cash:				
Amortization	**1,282**	1,788	2,132	16,360
Stock-based compensation	**311,471**	-	853,953	5,934,302
Write-off of bad debt	**-**	-	-	20,950
Write-off of exploration properties	**-**	-	145,460	3,944,324
Consulting services provided as payment for stock options/shares	**45,000**	-	117,678	162,678
Gain on sale of exploration properties	**(583,199)**	-	-	(109,012)
Gain on disposal of marketable securities	**-**	-	-	(47,988)
Write down of advances to related company	**-**	-	-	75,506
Write down of marketable securities	**-**	-	-	407,105
Changes in non-cash working capital:				
Sundry receivables and prepaids	**22,106**	67,381	44,382	(76,752)
Accounts payable and accrued liabilities	**111,093**	(30,449)	18,580	301,381
Cash (used in) provided by operating activities	**(913,351)**	(834,261)	342,740	(5,299,671)
Financing activities				
Issue of common shares, net of issue costs	**-**	-	2,172,336	32,282,817
Purchase of shares to be cancelled	**-**	-	(42,257)	(42,257)
Due from (due to) related parties	**(21,433)**	57,745	(311,333)	(472,913)
Cash (used in) provided by financing activities	**(21,433)**	57,745	1,818,746	31,767,647



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows (continued)
(expressed in United States Dollars)

For the years ended January 31	2010	2009	Restated (Note 20) 2008	Cumulative from date of inception June 26, 1996
Investing activities				
Funds held in trust	**-**	-	-	(20,950)
Sale of short-term investments	**-**	117,761	315,938	-
Purchase of reclamation bonds	**(143,550)**	(347,672)	(171,611)	(662,833)
Redemption of reclamation bonds	**-**	-	150,192	150,192
Additions to mineral properties	**(1,071,737)**	(4,412,598)	(4,826,527)	(23,037,158)
Purchase of equipment	**(5,298)**	(89,000)	(74,593)	(2,996,078)
Purchase of marketable securities	**-**	-	-	(1,057,976)
Proceeds on disposal of marketable securities	**-**	-	-	690,859
Proceeds on sale of mineral properties	**1,200,000**	-	-	1,211,747
Cash used in investing activities	**(20,585)**	(4,731,509)	(4,606,601)	(25,722,197)
Change in cash and cash equivalents	**(955,369)**	(5,508,025)	(2,445,115)	745,779
Cash and cash equivalents, beginning of year	**1,701,148**	7,209,173	9,654,288	-
Cash and cash equivalents, end of year	**$ 745,779**	**$ 1,701,148**	**$ 7,209,173**	**$ 745,779**
Supplemental cash information				
Amortization capitalized to mineral properties	**$ 337,854**	$ 511,158	$ 645,163	$ 2,253,811
Shares issued for services	**$ 45,000**	$ -	$ -	$ 45,000



The accompanying notes are an integral part of these consolidated financial statements.
- 10 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

1. **The Company and Operations and Going Concern**

   Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the OTC Bulletin Board. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

   The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

   These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. **Significant Accounting Policies**

   The consolidated financial statements have been prepared in accordance with Canadian accounting principles generally accepted ("Canadian GAAP").

   A summary of the differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP") which affect the Company is contained in Note 21.

   The significant accounting policies are as follows:

   (a) Principles of consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kentucky Standard Energy Inc. and Manhattan Mining Co., both United States companies.

   All intercompany transactions and balances have been eliminated upon consolidation.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

(b) **Cash and cash equivalents**

Cash and cash equivalents are carried in the consolidated balance sheets at fair value and they are comprised of cash on hand, term deposits held with banks and other short-term liquid investments generally with an original maturity of three months or less.

	2010	2009	2008
Cash	$ 745,779	$ 176,901	$ 3,587,850
Money market deposits	-	1,524,247	3,621,323
Cash and cash equivalents	$ 745,779	$ 1,701,148	$ 7,209,173

(c) **Equipment**

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment	- 25% to 30%
Office equipment	- 20%

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

(d) **Mineral properties**

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Cost includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable coal and precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.



- 12 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

2.   **Significant Accounting Policies (continued)**

   (e)   Asset retirement obligation

   Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

   (f)   Stock-based compensation plans

   The fair value of the stock options granted to directors, officers and employees is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 12 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. The fair value of stock options issued to other than employees are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and vest over the period of service.

   If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

   (g)   Income taxes

   Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the substantively enacted tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

   (h)   Loss per common share

   Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

- 13 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

   (i)   Foreign currency translation

   The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

   Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the year. Gains and losses on foreign exchange are recorded in operations in the current year.

   (j)   Marketable securities

   Marketable securities are carried at fair value. Also see note 2(l)(i).

   (k)   Short-term investments

   Short-term investments are liquid investments with a maturity greater than three months but less than one year.

   (l)   Financial instruments and comprehensive income (loss)

   The Company's financial instruments consist of cash and cash equivalents, marketable securities, sundry receivables, accounts payable, and accrued liabilities and due from related parties. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments.

   The Company has designated, for accounting purposes, its cash and cash equivalents as held-for-trading, which are measured at fair value. Sundry receivables and due from related parties are classified for accounting purposes as loans and receivables, which are measured at amortized cost which approximates fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which equals fair market value. In addition, the Company's marketable securities are classified for accounting purposes as available-for-sale which are also measured at fair value.

   (i) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until they are disposed or impaired, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

   The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2010 the Company had an investment in 500,000 shares of a private company valued at $500.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

2. Significant Accounting Policies (continued)

(m) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

(n) Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the Handbook section in Note 3 to these consolidated financial statements.

(o) Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the Handbook sections in Note 4 to these consolidated financial statements.

(p) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal years ending on or after January 20, 2009. There were no changes in the Company's approach during the financial year ended January 31, 2010.

(q) Mining exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The EIC is effective for financial statements issued on or after March 27, 2009 and as such applies to the Company's deferred exploration expenditure costs as at January 31, 2009. There were no changes in the Company's approach during the financial year ended January 31, 2010.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

   (r) **Adoption of New Accounting Policies**

   (i) Goodwill and Intangible Assets

   In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at or for the year ended January 31, 2010.

   (ii) Fair Value Hierarchy and Liquidity Risk Disclosure

   In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ended January 31, 2010. This adoption resulted in additional disclosure as provided below.

   The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents and marketable securities. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP.

   • Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
   • Level two includes inputs that are observable other than quoted prices included in level one.
   • Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three
Cash	$ 745,779	$ -	$ -
Marketable securities	$ 60,000	$ -	$ 500

   (s) **Future accounting changes**

   (i) International Financial Reporting Standards ("IFRS")

   In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.



- 16 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

2. **Significant Accounting Policies (continued)**

   (s) **Future accounting changes (continued)**

   (ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

   The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of the fiscal year. The Company is in the process of evaluating the requirements of the new standards.

   Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a noncontrolling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3. **Capital Management**

   The Company considers its capital structure to consist of share capital, stock options, and warrants. When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

   The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

   Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

   i)   minimizing discretionary disbursements;
   ii) reducing or eliminating exploration expenditures which are of limited strategic value;
   iii) exploring alternate sources of liquidity.

   In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient potential and if it has adequate financial resources to do so.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

3. Capital Management (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the financial year ended January 31, 2010. The Company is not subject to externally imposed capital requirements.

4. Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral properties are outlined below:
  Gold Wedge Project
  Pinon Project
  Fondaway Project
  Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Due from related parties consist of amounts due from an officer of the Company and a company under common management. Due from related parties are in good standing as of January 31, 2010. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

- 18 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

4.   Property and Financial Risk Factors (continued)

(b)   Financial risk factors (continued)

(ii) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2010, the Company had a cash and cash equivalents balance of $745,779   (2009 - $1,701,148) to settle current liabilities of $301,381 (2009 - $190,288). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c)   Sensitivity analysis

As of January 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

• Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.

ROYAL STANDARD
MINERALS INC.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

4. **Property and Financial Risk Factors (continued)**

    (c) Sensitivity analysis (continued)

    - The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the twelve months ended January 31, 2010 would have been approximately $6,050 higher/lower. Similarly, as at January 31, 2010, reported shareholders' equity would have been approximately $6,050 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
    - Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, would affect net loss and comprehensive loss by approximately $2,500.
    - Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As of January 31, 2010, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. **Marketable Securities**

    Marketable securities consist of 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management. The market value of the shares at January 31, 2010 was $60,000 (2009 - $200,000; 2008 - $148,189).

    The quoted market values represents the fair value of the shares.

    As at January 31, 2010, the Company had an investment in 500,000 shares of a private company valued at $500.

6. **Reclamation Bond**

    The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

7. Mineral Properties

Name of Mineral Property	2010	2009	2008
Gold Wedge project (a)	$16,087,544	$15,177,300	$11,866,061
Pinon project (b)	2,001,517	1,931,122	1,451,428
Railroad project (b)	-	460,013	331,446
Fondaway project (c)	339,776	302,279	246,457
Kentucky project (d)	1,370,849	1,136,682	-
	$19,799,686	$19,007,396	$13,895,392

(a) Gold Wedge Project

The Gold Wedge Project is a property owned by the Company in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for the project on this property by the Nevada Department of Environment Protection. Construction of a processing plant has been completed on site and testing of various mineral processing functions have been performed. Further testing will be performed in the future. There is a 3% net smelter return ("NSR") on the property that will be retired upon the execution of the option agreement.

Contiguous to the Gold Wedge Property was the Dixie-Comstock Mining Company option, in Nye County located within the Manhattan District and other unpatented mining claims located in Churchill County, Nevada, was also held under the same option agreement. During the year, the Company exercised its option to purchase these unpatented and patented mining claim groups. The Company made option payments totaling $24,000 and made a final payment of $280,344 to acquire the property. There was a gross production royalty of 8% to a maximum of $300,000 on the property that was retired when the purchase option was exercised.

The Company has recorded an asset retirement obligation of $156,075 on this project, representing the estimated costs of the Company's obligation to restore the site to its original condition. This asset retirement obligation is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

(b) Pinon Project

The Pinon project is a property made up of a number of property lease agreements whereby the Company leases the surface and mineral rights from the land owners for an annual fee. The properties are in Elko Country, Nevada. There is a 5% NSR on the properties under these lease agreements.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

7. **Mineral Properties (continued)**

   (b) **Pinon Project (continued)**

   Railroad Project

   The Railroad project was a property made up of property lease agreements whereby the Company leased the surface and mineral rights from the landowners for an annual fee.

   On August 30, 2009, the Company entered into a purchase and sale agreement whereby 100% of the Railroad Project was sold. Under the terms of the agreement the Company received from an unrelated private company net, after payout of the option to acquire 100% of the option to purchase the project, $1,200,000. The Company retained a 1% NSR royalty and received 500,000 common shares in the private company, valued at $500.

   The Company has a reclamation bond posted against its Pinon Railroad project in the amount of $56,658. The Company is in the process of recovering the outstanding amount.

   (c) **Fondaway Project**

   The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and was obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. All these payments have been made to date. The Company is also obligated to provide a 3% NSR upon production.

   (d) **Kentucky Project**

   The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties.

   Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The transaction costs included an acquisition cost of $250,000 and payment of a reclamation bond of $178,700. The property has a royalty of 6% on produced coal product.

   The optionor of the agreement is Sharpe Resources Corporation ("Sharpe') which is related to the Company due to common management and directors.

   The Company has recorded an asset retirement obligation on its Kentucky project in the amount of $19,277 representing the Company's obligation to restore the property to its original condition.

   On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

8. Equipment

	2010	2009	2008
Cost			
Exploration equipment	$ 2,977,464	$ 2,972,166	$ 2,883,166
Office equipment	21,253	21,253	21,253
	2,998,717	2,993,419	2,904,419
Accumulated amortization			
Exploration equipment	2,253,811	1,915,957	1,404,799
Office equipment	19,000	17,718	15,930
	2,272,811	1,933,675	1,420,729
Net carrying value			
Exploration equipment	723,653	1,056,209	1,478,367
Office equipment	2,253	3,535	5,323
	$ 725,906	$ 1,059,744	$ 1,483,690

Amortization of exploration equipment is capitalized to mineral properties and amortization of office equipment is charged to operations.

9. Asset Retirement Obligation

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligation ("ARO's") were estimated to be $232,010 as at January 31, 2010, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. There was no significant change in present value of the obligation between 2009 and 2010. No amount has been expensed in the years ended January 31, 2010 and 2009. Following is the reconciliation of the asset retirement obligation:

	2010	2009	2008
Balance, beginning of year	$ 232,010	$ 203,186	$ 181,767
Accretion cost	-	28,824	21,419
Balance, end of year	$ 232,010	$ 232,010	$ 203,186



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

10. Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

Common shares issued	Shares		Amount
Balance at January 31, 2007	78,275,275	$	25,403,464
Shares issued on warrants exercised	4,289,550		1,868,342
Value of warrants exercised	-		661,130
Shares issued on stock options exercised	1,515,000		421,672
Balance, January 31, 2008	84,079,825		28,354,608
Stock options and shares cancelled (ii)	(885,000)		(259,087)
Balance, January 31, 2009	83,194,825		28,095,521
Shares issued as compensation (iii)	750,000		45,000
Shares re-purchased cancelled (i)	(91,000)		(42,257)
Balance, January 31, 2010	**83,853,825**	**$**	**28,098,264**

(i) On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares were purchased pursuant to the normal course issuer bid and were cancelled in 2010. The historical value of these shares were removed from share capital and the excess over the purchase price was recorded as an increase in contributed surplus. In 2010, the Company cancelled these shares.

(ii) On March 16, 2009 the shares issued on stock options exercised in 2008 were cancelled by the Board of Directors of the Company as the bonus granted that was used to exercise the stock options was cancelled as it was not approved by the Board of Directors.

(iii) On August 25, 2009, the Company issued 750,000 common shares at a price of $0.06 to settle a debt of $45,000 in respect of services rendered by a consultant to the Company.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

11. Warrants

The following table reflects the continuity of warrants:

	Number of Warrants		Weighted Average Exercise Price Canadian ($)
Balance, January 31, 2008	6,487,996	$	1.75
Expired	(6,487,996)		1.75
Balance, January 31, 2009 and 2010	**-**	**$**	**-**

12. Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options			Weighted Average Exercise Price Canadian ($)		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Outstanding at beginning of year	**7,606,500**	7,826,500	7,826,500	**$ 0.81**	$ 0.80	$ 0.79
Granted during year	**2,062,191**	-	2,015,000	**0.10**	-	0.60
Exercised during year	**-**	-	(1,515,000)	**-**	-	(0.31)
Expired during year	**-**	(220,000)	(500,000)	**-**	(0.27)	(1.44)
Cancelled during the year	**(1,764,000)**	-	-	**(0.81)**	-	-
Outstanding at end of year	**7,904,691**	7,606,500	7,826,500	**$ 0.10**	$ 0.81	$ 0.80



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

12. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2010:

Expiry Date	Exercise Price ($)	Options Outstanding	Fair Value	Weighted average remaining years
June 26, 2014	0.10	7,904,691	$ 4,298,688	4.40

During the current year, the Company issued 2,062,191 options with an exercise price of $0.10 per common share, with an expiry date of June 26, 2014. During June 2009, the Company obtained approval to re-price all outstanding stock options to $0.10 per share and expiry date to June 26, 2014. The original exercise prices ranged from CDN$0.29 to CDN$1.44 and with various expiry dates between April 13, 2010 to July 13, 2012. On modification of the stock options, an incremental value of $182,830 of stock-based compensation was recognized and reflected in contributed surplus.

The fair value of the stock options granted and re-valued was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, a total of $311,471 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options modified and granted: dividend yield, 0%; risk-free interest rate, 2.53%; estimated life, 5 years and volatility, 187.73%.

For fiscal 2010, the weighted-average grant date fair value of options was $128,641 (2009 - $NIL; 2008 - $853,953) or $0.06 (2009 - $NIL; 2008 - $0.77) per option.

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2007	$ 6,025,637
Options granted	853,953
Expired warrants	70,806
Balance, January 31, 2008	6,950,396
Expired warrants	2,814,999
Balance, January 31, 2009	9,765,395
Options granted	128,641
Options modification	182,830
Balance, January 31, 2010	**$ 10,076,866**



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

13. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2010	2009	Restated (Note 20) 2008
Numerator:			
Loss for the year	$ (821,104)	$ (872,981)	$ (839,445)
Denominator:			
Weighted average number of common shares outstanding for basic and diluted loss per share	83,470,428	83,194,825	82,983,768
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2010, 2009 and 2008 as their inclusion would be anti-dilutive.

14. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 32.92% (2009 - 33.46% and 2008 - 35.90%) to the amounts recognized in the consolidated statements of operations:

	2010	2009	2008
Net loss before income taxes reflected in consolidated statements of operations	$ (821,104)	$ (872,981)	$ (839,445)
Expected income tax (recovery)	$ (270,307)	$ (292,099)	$ (301,361)
Write-off of exploration properties	-	-	52,220
Deductible share issue costs	(104,768)	(100,748)	(153,994)
Stock option compensation expense	102,536	-	306,569
Amortization	422	600	765
Unrealized foreign exchange (gain) loss	-	-	(418,147)
Subsidiary losses capitalized for consolidation purpose	-	(1,563,724)	(475,462)
Difference between Canadian and foreign tax rates	(11,354)	(6,352)	4,007
Taxable benefits not recognized	283,471	1,962,323	985,403
Income tax (recovery) expense	$ -	$ -	$ -



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

14. Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2010, 2009 and 2008:

	2010	2009	2008
Unclaimed non-capital losses	$ 4,225,533	$ 4,394,441	$ 3,034,668
Unclaimed capital losses	6,099	6,119	8,706
Excess of undepreciated capital cost allowance over carrying value of capital assets	635,187	513,640	639,429
Excess of unclaimed resource pools over carrying value of exploration properties	100,907	1,222,368	600,527
Unclaimed share issue costs	46,699	126,667	304,465
	5,014,425	6,263,235	4,587,795
Valuation allowance	(5,014,425)	(6,263,235)	(4,587,795)
Future income tax assets	$ -	$ -	$ -

At January 31, 2010, the Company had unclaimed Canadian and foreign resource pools of approximately $20,203,000 (CDN $21,603,000) consisting of Canadian Exploration Expenditures of $1,161,000 (CDN $1,242,000), Canadian Development Expenses of $281,000 (CDN $300,000), Foreign Resource Expenses of $18,761,000 (CDN $20,061,000). Also available is unclaimed share issue costs of $187,000 (CDN $199,700) and unclaimed non-capital losses carried forward of $13,581,823, which will expire as follows:

2011	$ 663,605
2015	593,151
2026	803,356
2027	6,216,139
2028	2,142,699
2029	1,477,831
2030	1,685,042
	$ 13,581,823

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

15. Related Party Transactions and Balances

		2010		2009		2008
Due from related parties:						
Sharpe Resources Corporation (i)	**$**	**121,740**	$	100,307	$	127,498
The President and Director of the Company (ii)		**-**		-		285,711
	$	**121,740**	$	100,307	$	413,209

(i) Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full,

On September 11, 2009, the Company cancelled the Note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013 as consideration for the extension of the Option and Joint Venture agreement it has with Sharpe (see Note 7(ii)). Netted against the due from related party of Sharpe is a balance due to a related party, a subsidiary of Sharpe in the amount of $11,394.

(ii) This advance was interest bearing at 4% and was repayable within 3 years. During 2009, the advance was cancelled as it related to the issuance of common shares and those shares were cancelled.

Consulting, wages and salaries include a bonus accrual of $125,000 (2009 - $NIL; 2008 - $117,678) and salary paid of $124,986 (2009 - $249,995; 2008 - $249,995) to the President of the Company.

Consulting, wages and salaries include a bonus accrual of $5,200 (2009 - $NIL; 2008 - NIL) and salary paid of $45,061(2009 - $82,337; 2008 - $78,002) to an employee who is also a family member of the President and Director of the Company.

Compensation of $38,500 CDN (2009 - CDN $23,080 – former CFO; 2008 - $60,008) was paid to the CFO of the Company.

During the year, a corporation associated with a director and officer of the Company was paid fees in Canadian dollars of $6,852 (2009 - $9,849, 2008 - $19,798).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

16. Contingencies

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgement made by the United States District Court of the Central District of California. The judgement and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.



ROYAL STANDARD MINERALS INC.

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

16. Contingencies (continued)

(b) The Company entered into an agreement with a service provider whereby the service provider was obligated to perform its services for $58,000. The service provider has claimed that they have performed all the services required to earn the fees agreed to and has commenced legal actions demanding payment. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim. Defence of claim is in the preliminary stages while no probable outcome can be determined at this time, management believes the Company will be successful in defending this claim. Accordingly, no estimated loss provision has been made in the accompanying consolidated financial statements.

17. Commitments

(i) On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.

(ii) The Company is obligated to incur lease payments in the amount of $77,000 per year to keep the Pinon Project in good standing.

18. General and Administrative

	2010	2009	2008
Advertising and promotion	$ 205,415	$ 52,000	$ 94,429
Corporate development	47,813	64,117	116,191
Insurance	30,065	33,161	58,776
Office and general	92,212	127,411	124,511
Professional fees	243,219	176,204	425,628
Travel	11,187	3,594	1,907
Capital tax, interest and penalties	26,090	-	50,879
	$ 656,001	$ 456,487	$ 872,321



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

19. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents and totaling $678,589 (2009 - $1,673,912, 2008 - $7,222,749) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $1,035,250 (2009 - $356,249, 2008 - $424,743) necessary to maintain the Company's public company status.

20. Restatement of Prior Year Financial Statements

During the preparation of the consolidated financial statements for the year ended January 31, 2009, it was determined that foreign exchange gains and losses should be recorded in the statement of operations as the Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature. The effect of this restatement as at January 31, 2008 and 2007 has been to decrease net loss by $1,180,034 and increase net loss by $381,030 respectively and a decrease in accumulated other comprehensive income by $1,180,034 and an increase in accumulated other comprehensive income by $381,030 respectively. There was no impact on total shareholders' equity as a result of the change. The effect of the change reduced net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2008 and increased the net loss per share by $0.01 to $0.01 per share for the year ended January 31, 2007.

21. Differences Between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(d), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Also, available-for-sale securities were reported at cost, in the prior years, under Canadian GAAP, while under US GAAP, they were reported at market value.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated balance sheets as at January 31, 2010 and 2009 been prepared using US GAAP, such balance sheets would be presented as follows:

		2010		2009
Assets				
Current				
Cash and cash equivalents	$	745,779	$	1,701,148
Available-for-sale securities		60,500		200,000
Other receivables and prepaids		24,537		46,643
		830,816		1,947,791
Due from related parties		121,740		100,307
Reclamation bond		534,984		391,434
Equipment		725,906		1,059,744
Mining properties - acquisition costs		1,874,404		1,596,766
Mine development		1,044,703		1,034,032
	$	5,132,553	$	6,130,074
Liabilities				
Current				
Accounts payables	$	78,003	$	55,858
Accrued liabilities		223,377		134,430
		301,380		190,288
Asset retirement obligation		232,010		232,010
		533,390		422,298
Shareholders' Equity				
Capital stock		27,517,239		27,514,496
Treasury stock		-		(42,257)
Additional paid-in capital		9,930,740		9,619,269
Cumulative adjustments to marketable securities		(433,230)		(293,230)
Deficit accumulated during the development stage		(32,415,586)		(31,090,502)
		4,599,163		5,707,776
	$	5,132,553	$	6,130,074

US GAAP requires the presentation of the consolidated statement of comprehensive loss, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

The consolidated statements of operations and comprehensive loss, cash flows and changes in shareholder's equity under US GAAP are as follows:

Consolidated Statements of Operations and Comprehensive Income Loss:

	Cumulative from inception	2010	2009	Restated (Note 20) 2008
Expenses				
General and administrative	$ 4,484,552	$ 656,001	$ 456,487	$ 872,321
Consulting fees	2,765,022	444,159	324,963	482,123
Stock-based compensation	5,934,302	311,471	-	853,953
General exploration	21,956,169	871,101	4,222,304	5,018,951
Depreciation on non-exploration assets	16,360	1,282	1,788	2,132
	35,156,405	2,284,014	5,005,542	7,229,480
Loss before the following	(35,156,405)	(2,284,014)	(5,005,542)	(7,229,480)
Write down of advances to related company	(75,506)	-	-	-
Gain on disposal of available-for-sale securities	47,988	-	-	-
Interest income	864,663	9,630	115,822	396,294
Gain on sale of exploration property	1,028,444	950,320	-	-
Foreign exchange (loss) gain	888,819	(1,020)	(205,565)	1,180,034
Net loss before income taxes	(32,401,997)	(1,325,084)	(5,095,285)	(5,653,152)
Income taxes	-	-	-	-
Net loss	(32,401,997)	(1,325,084)	(5,095,285)	(5,653,152)
Comprehensive income items:				
Recovery of (write down) of available-for-sale securities	(485,043)	(140,000)	51,810	29,470
Comprehensive loss	$ (32,887,040)	$ (1,465,084)	$ (5,043,475)	$ (5,623,682)
Net loss per common share				
Basic and Diluted		$ (0.02)	$ 0.06	$ (0.07)
Comprehensive loss per common share				
Basic and Diluted		$ (0.02)	$ 0.06	$ (0.07)



- 33 -

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity:
The changes in common stock since the Company's inception as required by US GAAP are as follows:

	Shares	Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$ 1,318,566
Held by other shareholders	488,041	467,467
Balance, June 26, 1996	8,642,655	1,786,033
Issued for exploration properties	1,400,000	667,204
Issued for services	200,000	126,465
Issued for cash on exercise of warrant	580,577	361,823
Issued for cash	500,000	329,936
Balance, January 31, 1997	11,323,232	3,271,461
Issued for exploration properties	200,000	134,250
Flow-through shares issued for cash	300,000	216,763
Issued for cash, less issue costs of $481,480	7,228,066	2,129,061
Issued for services	70,000	58,125
Balance, January 31, 1998	19,121,298	5,809,660
Share issue costs	-	(5,919)
Balance, January 31, 1999	19,121,298	5,803,741
Issued for cash, less issue costs of $4,092	951,494	61,578
Balance, January 31, 2000	20,072,792	5,865,319
Issued for cash, less issue costs of $54,246	3,043,667	377,614
Balance, January 31, 2001	23,116,459	6,242,933
Issued for cash on exercise of warrants	951,494	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,279,287)
Balance, January 31, 2002	19,231,338	5,086,698
Issued for cash, less issue cost of $55,258	7,000,000	600,427
Issued for cash, on exercise of stock options	910,000	88,290
Issued in exchange for exploration properties	1,000,000	171,125
Balance, January 31, 2003	28,141,338	5,946,540
Issued for cash, less issue cost of $266,372	6,000,000	845,292
Warrants valuation	-	(151,276)
Balance, January 31, 2004	34,141,338	$ 6,640,556



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statements of Changes in Shareholders' Equity (continued):

	Shares	Amount Under US GAAP
Balance, January 31, 2004	34,141,338	$ 6,640,556
Issued for cash, less issue cost of $360,964	7,395,000	1,486,784
Issued to broker as compensation	349,680	91,117
Issued on warrant exercise	1,257,500	318,352
Warrant valuation	-	(428,918)
Warrant call	-	90,345
Balance, January 31, 2005	43,143,518	8,198,236
Issued for cash, less issue cost of $295,750	12,131,000	3,117,705
Issued to broker as compensation	127,000	35,553
Issued on warrant and compensation option exercise	2,221,060	692,984
Warrant call	-	255,491
Warrant valuation	-	(1,132,581)
Issued on stock option exercise	200,000	64,824
Stock option valuation	-	19,433
Balance, January 31, 2006	57,822,578	11,251,645
Private placement	100,000	119,325
Private placement for cash, less issue cost of $879,170	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Issued on warrant exercise	6,126,730	2,639,865
Warrant call	-	740,133
Issued on stock option exercise	1,250,000	332,784
Stock option valuation	-	178,155
Balance, January 31, 2007	78,275,275	24,822,439
Shares issued on warrant exercised	4,289,550	1,868,342
Fair value of warrants exercised	-	661,130
Shares issued on stock option exercised	1,515,000	421,672
Balance, January 31, 2008	84,079,825	27,773,583
Shares issued on stock option exercised cancelled	(885,000)	(259,087)
Balance, January 31, 2009	83,194,825	27,514,496
Shares issued as compensation	750,000	45,000
Shares cancelled	(91,000)	(42,257)
Balance, January 31, 2010	**83,853,825**	**$ 27,517,239**



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. **Differences Between Canadian GAAP and US GAAP (continued)**

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, January 31, 2007	$ 3,546,935	$ 5,879,511	$ (374,510)	$(20,342,065)
Warrant exercise, fair value	(661,130)	-	-	-
Warrant expiry, fair value	(70,806)	-	-	-
Stock options	-	853,953	-	-
Warrants expired, fair value	-	70,806	-	-
Net loss	-	-	-	(5,653,152)
Other comprehensive loss items	-	-	29,470	-
Balance, January 31, 2008	2,814,999	6,804,270	(345,040)	(25,995,217)
Warrant expiry, fair value	(2,814,999)	2,814,999	-	-
Net loss	-	-	-	(5,095,285)
Other comprehensive loss items	-	-	51,810	-
Balance, January 31, 2009	-	9,619,269	(293,230)	(31,090,502)
Stock options	-	311,471	-	-
Net loss	-	-	-	(1,325,084)
Other comprehensive loss items	-	-	(140,000)	-
Balance, January 31, 2010	**$ -**	**$ 9,930,740**	**$ (433,230)**	**$(32,415,586)**

Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows:

	Cumulative from Inception	2010	2009	2008
Operating activities				
Net loss	$ (32,401,997)	$ (1,325,084)	$ (5,095,285)	$ (5,653,152)
Depreciation	2,270,171	339,136	512,946	647,295
Stock option compensation	5,934,302	311,471	-	853,953
Expenses settled by the issue of common shares	229,610	45,000	-	-
Exploration expenditures settled by the issue of common shares	2,199,799	-	-	-
Consulting services provided as payment for stock options	117,678	-	-	117,678
Gain on disposal of available-for-sale securities	(47,988)	-	-	-
Gain on disposal of property	(950,320)	(950,320)	-	-
Write down of advances to related company	554,846	-	-	-
Decrease (increase) in other receivables and prepaids	(7,958)	22,106	67,381	44,382
Increase (decrease) in accounts payables	78,003	22,145	(85,183)	85,382
Increase (decrease) in accrued liabilities	223,377	88,947	54,734	(66,802)
	(21,800,477)	(1,446,599)	(4,545,407)	(3,971,264)
Financing activities				
Issue of common shares, net of issue costs	29,176,221	-	-	2,172,336
Asset retirement obligation	232,010	-	28,824	21,419
(Decrease) increase in advances to related company	(952,252)	(21,433)	57,745	(311,333)
Purchase of treasury stock	(42,257)	-	-	(42,257)
	28,413,722	(21,433)	86,569	1,840,165



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

Consolidated Statement of Cash Flows (Continued):

	Cumulative from Inception	2010	2009	2008
Investing activities				
Increase in short-term investments	-	-	117,761	315,938
Proceeds on disposal of property	1,200,000	1,200,000	-	-
Purchase of equipment	(2,996,078)	(5,298)	(89,000)	(74,593)
Acquisition of mining properties	(2,124,582)	(527,818)	(835,790)	(292,867)
Mine development costs	(1,044,705)	(10,671)	(53,910)	(241,075)
Purchase of available-for-sale securities	(1,057,976)	-	-	-
Reclamation bond	(534,984)	(143,550)	(188,248)	(21,419)
Proceeds on disposal of available-for-sale securities	690,859	-	-	-
	(5,867,466)	512,663	(1,049,187)	(314,016)
Cash and cash equivalents				
Net increase (decrease)	745,779	(955,369)	(5,508,025)	(2,445,115)
Beginning of year	-	1,701,148	7,209,173	9,654,288
End of year	$ 745,779	$ 745,779	$ 1,701,148	$ 7,209,173

Recent US GAAP accounting pronouncements

- In December 2007, FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160", Codified within ASC 810), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non-controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

  The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, except for the presentation and disclosure requirements which require retrospective application. The adoption of SFAS 160 non-controlling interests as required at January 1, 2009 did not have a material effect on the Company's results of operations or financial position.

- In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R (Codified within ASC 805). The statement is effective for periods beginning on or after December 15, 2008. We did not enter into a business combination during the year ended December 31, 2009; therefore, the adoption of SFAS 141R on January 1, 2009 did not have a material effect on the Company's results of operations or financial position.



Royal Standard Minerals Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2010, 2009 and 2008
(expressed in United States Dollars)

21. Differences Between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

- In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity's Own Stock" (Codified within ASC 815). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity's own stock if the strike price is denominated in a currency other than the issuer's functional currency. The Issue is effective for periods beginning on or after December 15, 2008. The effect of adopting this EITF on January 1, 2009 did not have a material effect on the Company's results of operations or financial position.

- In May 2009, the FASB issued SFAS No. 165, Subsequent Events, ("SFAS 165", Codified within ASC 855). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact our consolidated financial statements.

- In June 2009, FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS 168", Codified within ASC 105). SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not impact our consolidated financial statements.

- In August 2009, FASB amended SFAS 157 (Codified within ASC 820). The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The amended standard also clarifies the application of certain valuation techniques. This standard is effective for interim and annual periods beginning after August 26, 2009. The Company is currently assessing the potential impact, if any, on its consolidated financial statements.

22. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.



ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

FOR THE YEAR ENDED January 31, 2010

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2010. This MD&A was prepared to comply with National Instrument 51-102 – Continuous Disclosure Obligations. The MD&A was prepared as of May 28, 2010. Unless otherwise noted, all amounts reported herein are in United States dollars. The audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Gold Wedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon project) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.
The Company's business objective is to continue to invest in the development of both its Gold Wedge gold prospect and development of its option on a Kentucky coal permit.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain. As a result, the Company believes that by acquiring additional mineral properties or selling or joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Gold Wedge project will continue to be one of the major focuses of the Company in fiscal 2010. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Fondaway project and advance the property's state and federal development permits in fiscal 2010 if new funding is obtained to finance this drilling.

OVERALL PERFORMANCE

Due to the economic issues being encountered that continue to adversely affect the capital markets and commodity prices the Company's committed exploration activities have continued to be revised downward. Unless the Company can secure a financing in the

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

near future, the Company will continue to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

The Company is continuing to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had obtained value from the sale of its Railroad project and received from an unrelated private company net after payout of the option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company.

The Company has continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Gold Wedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will enhance the viability of the Company. Further to that goal the Company will in the future aggressively pursue a financing to further the advanced exploration of the Gold Wedge project in Nevada.

The Company has sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2010 at current operating levels.

As at January 31, 2010, the Company had mineral properties valued at $19,799,686 compared to $19,007,396 as at January 31, 2009. The reason for the increase in the value of the mineral properties is the Company spent $1,122,305 on deferred exploration expenditure activities and recovered exploration expenditures with the sale of exploration ore in the amount of $330,015 resulting in $910,244 net deferred exploration expenditures on the Gold Wedge Project, $70,395 on deferred exploration expenditure activities on the Pinon Project, $157,287 on deferred exploration expenditures on the Railroad Project prior to selling the property for proceeds of $1,200,000, $37,497 on deferred exploration expenditures on the Fondaway Project and $234,167 on deferred exploration activities on the Kentucky Project.

As at January 31, 2010, the Company had working capital of $651,175 compared to $1,857,810 as at January 31, 2009. The Company had cash and cash equivalents and other current assets of $952,556 as at January 31, 2010, compared to $2,048,098 as at January 31, 2009, a decrease of 53.5%. The decrease is primarily due to the cash expenditures for the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency.

MINERAL PROPERTIES

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Gold Wedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

To January 31, 2010, cumulative net expenditures of $16,087,544 were incurred on the Gold Wedge Project consisting of: (1) acquisition costs - $1,151,675; (2) travel - $332,277; (3) mine development costs - $1,046,788; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $80,164 – professional fees; (7) consulting, wages and salaries - $4,981,711; (8) office and general - $1,674,306; (9) analysis and assays - $155,610; (10) supplies, equipment and transportation – $3,686,751; (11) amortization - $2,226,131; and (12) net sale of exploration ore - $330,015. These costs were incurred in connection with various activities the Company performed on a discretionary basis.

Future Programs

If a financing is obtained management is anticipating to advance the production potential on the Gold Wedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company funded exploration program on the Gold Wedge project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

PINON PROJECT
Pinon-Railroad Project

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

Pinon Project

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $77,000 and incur exploration expenditures totalling $175,000 to keep the leases in good standing for the year ended January 31, 2011. The lessors will retain a 5% net smelter return royalty.

Railroad Project

The Railroad project was made up of two lease agreements to lease certain properties in Elko County, Nevada. The Company was obligated to incur payments of $8,000 to keep one lease in good standing and pay $1,765,000 to exercise the option to purchase the leased property under the other agreement by August 31, 2009 to keep the leases in good standing. The lessors would retain a 5% net smelter return royalty.

On August 31, 2009 the option was exercised to acquire 100% of this project by making the $1,765,000 and the property was sold to an unrelated private company for net proceeds of $1.2 million, a 1% NSR royalty and 500,000 common shares of the private company. The sale of this property resulted in a gain on the sale of $583,199.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Company has recorded an asset retirement obligation in the amount of $54,136 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2010, cumulative expenditures of $2,618,817 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $1,076,210; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration – $7,765; (5) professional fees - $209,521; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $687,062; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation – $56,733. The expenditures relating to the Railroad Project in the amount of $617,300 were applied against the proceeds received resulting in cumulative expenditures of the Pinon Project to be $2,001,517. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Railroad project was successfully sold and the only other expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2011.

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2011 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures

To January 31, 2010, cumulative expenditures of $339,776 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $320,500; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2011 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2010 lease payment obligations and claim renewal fees.

Kentucky Project

During 2008 in an effort to achieve diversity within its natural resource portfolio the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement dated November 19, 2008 whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012 and 2013.

Project Expenditures

To January 31, 2010, cumulative expenditures of $1,370,849 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,300; (2) travel - $25,989; (3) professional fees - $78,353; (4) consulting, wages and salaries - $207,522; (5) office and general - $96,480; (6) supplies, equipment and transportation - $400,313; (7) rent - $94,010; (8) Reclamation costs - $22,202 and (9) amortization –

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

$27,680. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

SUMMARY OF QUARTERLY RESULTS
The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

	3 Months Ended Jan-31 2010	3 Months Ended Oct-31 2009	3 Months Ended Jul-31 2009	3 Months Ended Apr-30 2009	3 Months Ended Jan-31 2009	3 Months Ended Oct-31 2008	3 Months Ended Jul-31 2008	3 Months Ended Apr-30 2008
Interest Income	1,334	2,967	2,296	3,033	14,763	19,822	31,923	49,314
Foreign Currency Gain (Loss)	3,033	-15,000	15,648	-4,701	-1,127	-159,336	-29,906	-15,196
Expenses	-578,695	-372,680	-332,613	-128,925	-207,192	-134,974	-253,798	-187,274
Net Income (Loss)	-632,284	256,442	-314,669	-130,593	-193,556	-274,488	-251,781	-153,156
Basic & Diluted Earnings per share	-0.01	0.00	0.00	0.00	-0.01	0.00	0.00	0.00

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

_____

The net income (losses) for the three months ended April 30, 2008 principally relate to interest income offset by expenses incurred for general working capital purposes.

The net losses for the three months ended July 31, 2008, October 31, 2008, January 31, 2009, April 30, 2009, and July 31, 2009 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for the three months ended October 31, 2008 which had a large offsetting amount of $159,336 for foreign currency adjustments and the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

The net income for October 31, 2009 relates to interest income offset by expenses incurred for general working capital purposes resulting in a net loss of $384,713. This net loss is offset by the gain on sale of the Railroad Project property of $641,155 resulting in the net income for the period of $256,442.

The net loss for January 31, 2010 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of the Railroad Project property of $583,199 which differs by $57,956 from the quarter ended October 31, 2009 due to the additional legal expenses relating to the transaction expensed during the quarter ended January 31, 2010.

RESULTS OF OPERATIONS

Year ended January 31, 2010 compared with the year ended January 31, 2009

The Company's net loss totaled $821,104 for the year ended January 31, 2010, with basic and diluted losses per share of $0.01. This compares with net loss of $872,981 with basic and diluted losses per share of $0.01 for the year ended January 31, 2009. The decrease of $51,877 in net loss was principally due to an increase in general and administrative expenditures, consulting, wages and salaries, a stock-based compensation addition offset by the gain on sale of the Railroad Project property in the year ended January 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties owned by the Company. For the year ended January 31, 2010, the Company raised $1.2 million as a result of selling its Railroad project property and $330,015 on the sale of exploration ore. As a result the cash resources of the Company decreased less than they would have had the property and exploration ore not been sold. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company offset by the proceeds received on the sale of exploration ore and the sale of the Railroad project property.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

_____

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at January 31, 2010, the Company had $745,779 in cash and cash equivalents (January 31, 2009: $1,701,148). The Company had working capital of $529,435 as of January 31, 2010, compared to working capital of $1,757,503 as of January 31, 2009. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the proceeds of $1.2 million received on the sale of the Railroad Project property and the proceeds of $330,015 on the sale of exploration ore.

Current liabilities of $301,381 were up in January 31, 2010, compared to $190,288 as at January 31, 2009 due to the salaries not paid to certain employees and accrued to be paid when a financing is obtained and financial conditions improve. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2010, are sufficient to pay these liabilities.

As of January 31, 2010, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of July 31, 2009, are summarized below:

Liabilities and obligations	Total	January 31, 2011	January 31, 2012-2014	January 31, 2015-2016
Option Agreement(a)	$630,000	n/a	$630,000	n/a
Mining interests (b)	$785,000	$157,000	$314,000	$314,000
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (d)	$2,000,000	$400,000	$800,000	$800,000
Total	**$4,665,000**	**$807,000**	**$2,244,000**	**$1,614,000**

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $630,000 by December 9, 2011 to exercise its option.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Gold Wedge Project

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

In order to maintain its property on the Gold Wedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

Pinon Project

In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $77,000 for the year ended January 31, 2011 and a commitment of $150,000 (incurred) in exploration expenses which includes claim renewal fees of $15,000 to BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make optional payments of $35,000 before July 15, 2010 and has to pay claim renewal fees to BLM of approximately $15,000.

See "Mining Interests" above.

(c) The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital balance of $529,435 (total expected expenditures over the next five years - $4,795,000). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its next five year capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options or the combination of the methods to generate funds. On August 31, 2009 the Company sold its Railroad project property which netted the Company $1.2 million.

As of January 31, 2010, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the year ended January 31, 2010, 750,000 common shares were issued at a price of $0.06 to settle a debt in respect of services rendered by a consultant to the Company. On May 4, 2009 options to acquire 675,000 common shares at $0.36 expired. On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN $0.29 and CDN $1.44 and with various expiry dates between April 13, 2010 and July 13, 2012.

To date, the cash resources of the Company are held with the Royal Bank of Canada.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company's liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The funds on hand are not adequate to meet the ongoing discretionary exploration program (See "Mining Interests" above) or the funds to complete the development of its projects, if warranted. The Company is dependent on external financing to fund its activities and as a result the Company will spend its existing capital and raise additional amounts to meet its current discretionary exploration program when economic conditions permit it to do so.

The market value of the Company's investment in public companies as of January 31, 2010, was $60,000. The Company can sell the securities to raise funds to settle its obligations as they arise. However, management intends to maintain the Company's investment in public companies until it becomes advantageous to sell these shares or until liquidity concerns necessitate such sale.

Due to the current market conditions, the Company has decided to conserve cash; in particular, the Company will scale down its exploration efforts on its properties and undertake a strategic review of its assets. More specifically, the review will consider scenarios designed to unlock value in the Company's gold and coal exploration portfolio. The options being considered include, but are not limited to, sale of gold or coal assets, joint ventures, and restructuring of assets. On August 31, 2009 the Company sold its Railroad project property realizing net proceeds of $1.2 million.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions.

RELATED PARTY TRANSACTIONS

	January 31, 2010	January 31, 2009
Due from related parties		
Sharpe Resources Corporation[1]	$121,740	$100,307
	$121,740	$100,307

(1) Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum. As consideration for an extension of the option under the option agreement with Sharpe, on September 9, 2009 this note was cancelled and Sharpe executed a new promissory note in the amount of $133,134 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011.

Consulting, wages and salaries for the year ended January 31, 2010 include an accrual of salary owing of $125,000 (January 31, 2009 – Nil) and salary of $124,986 (year ended January 31, 2009 - $249,995) paid to the President of the Company.

Consulting, wages and salaries for the year ended January 31, 2010 include an accrual of salary owing of $5,200 (January 31, 2009 – Nil) and salary of $45,061 (year ended January 31, 2009 - $82,337) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $38,500CDN for the year ended January 31, 2010 (year ended January 31, 2009 - $23,080 to a former CFO) was paid to the CFO of the Company.

During the year ended January 31, 2010, a corporation associated with a director and officer of the Company was paid transfer agent fees of $6,852CDN (year ended January 31, 2009 - $9,849).

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that may be sold in the future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered the Draft of Proposed Changes to EIC-174, Accounting by Mining Enterprises for Exploration Costs, and have determined that there is no impairment of the carrying value of the mineral exploration properties as disclosed in the consolidated financial statements for the year ended January 31, 2010.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Other items requiring estimates for the year ended January 31, 2010, are accounts payable and accrued liabilities and asset retirement obligations. Changes in the accounting estimates in these items will not have a material impact on the financial position of the Company.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of May 28, 2010, the Company has 83,853,825 common shares outstanding.

As of May 28, 2010, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,904,691	$0.10	June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF. The Company's shares were suspended from trading on the TSXV as a result of the Company's failure to comply on a timely basis with TSXV requirements during a review being conducted by the TSXV. On May 8, 2009 the board of directors voluntarily delisted the Company's common shares from the TSXV. This decision came as a result of the TSXV's inability to approve a prospective time sensitive proposed financing until they completed their review of the Company and they could not advise the Company when their review would be completed. In order for the Company to move forward with its objectives which included a proposal for financing specific projects that have been targeted for future development to maintain the viability of the Company, the Company had no alternative other than delisting its common shares from the TSXV.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective February 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, "Goodwill and Intangible Assets" which replaced CICA Handbook sections 3450, "Research and Developmental Costs", as well as EIC-27, "Revenues and Expenditures During the Pre-operating Period" and part of Accounting Guideline 11, "Enterprises in the Development Stage". Under previous Canadian standards, a great number of items were recognized as assets than are recognized under International Financial Reporting Standards ("IFRS"). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at January 31, 2010.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations as at January 31, 2010.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has considered the new guidance of this accounting standard in the preparation of its financial statements, for the year ended January 31, 2010 and is compliant with its requirements.

Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, "Financial Instruments – Disclosures" in an effort to make section 3862 consistent with IFRS Section 7 – Disclosures ("IFRS 7"). The purpose was to establish a framework for measuring fair value in Canadian GAAP and expand disclosures about fair value measurements. To make the disclosures an entity must classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy must have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (ie., as prices) or indirectly (ie., derived from prices) (Level 2);

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

___

and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). These standards apply to annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of the new standard resulted in additional disclosures in the notes to the consolidated financial statements.

Cash and cash equivalents were considered as Level 1 and marketable securities were considered as both Levels 1 and 3 for the purpose of this amendment.

Future accounting changes

International Financial Reporting Standards ("IFRS")
The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011.

IFRS Transition Plan

The Company has established an IFRS transition plan and engaged third party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes.	Complete.
Application of (IFRS 1) First time Adoption of International Financial Reporting Standards.	Complete
Final determination of changes to accounting policies and choices to be made with respect to first-time	In progress, completion expected during Q2 2010

adoption alternatives	
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, completion expected during Q2 2010
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2010

Impact of Adopting IFRS on the Company's Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual agreements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisors involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

First time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at February 1, 2010, the Company's transition date:

- To apply IFRS 2 Shre based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.

- To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
- To apply the transition provisions of IFRIC 14 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
- To apply IAS 23 Borrowing Costs prospectively from the transition date IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending April 30, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial positions as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company's Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company's accounting policies on adoption of IFRS. At the present time , however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1. *Exploration and Evaluation Expenditures*

   IFRS currently allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.

The Company expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the mineral properties are either put into commercial production, sold, determined not to be economically viable or abandoned. Therefore, the Company does not expect that the adoption of IFRS will result in any sifnificant change to the related line items within its financial statements.

2. *Impairment of (Non financial) Assets*

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3. *Share based Payments*

In certain circumstances, IFRS requires a different measurement of stock based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share based payments that would result in a significant change to line items within its consolidated financial statements.

4. *Property and Equipment*

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change in line items within its consolidated financial statements.

5. *Asset Retirement Obligations (Decommissioning Liabilities)*

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

6. *Income Taxes*

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

- The Compamy's MD&A for the 2010 interim periods and the year ended January 31, 2011, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual consolidated financial statements.
- The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending April 30, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ended April 30, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company's transition date IFRS statement of financial position (at February 1, 2011).

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning February 1, 2011.

MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which comprises share capital, stock options and warrants, which at January 31, 2010, totaled $38,175,130 (January 31, 2009 - $37,818,659).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of its mineral properties. Funds are primarily secured through equity capital raised by way of private placements or could be by way of debt financing. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company invests all capital not required for its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian and US financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended January 31, 2010. The Company is not subject to externally imposed capital requirements.

FINANCIAL INSTRUMENTS

(a)   Property risk

The Company's gold and coal interests being the Gold Wedge Project, Pinon Project, Fondaway Project and Kentucky Project (collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b)   Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.
Due from related parties consist of amounts due from a Company under common management. Due from related parties are in good standing as of January 31, 2010. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2010, the Company had cash and cash equivalents and short term investments of $745,779 (January 31, 2009 - $1,701,148) to settle current liabilities of $301,381 (January 31, 2009 - $190,288). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term guaranteed investment certificates issued by its banking institutions. The Company regularly monitors its cash management policy.

(b) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the United States dollar ("US dollar") and major purchases are transacted in US dollars. The Company funds most operations, as well as exploration and administrative expenses, in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada and the United States. The Company is subject to gains and losses due to fluctuations in the US dollar against the Canadian dollar. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve

---

month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

- Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
- The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2010, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2010 would have been approximately $6,050 higher/lower. Similarly, as at January 31, 2010, reported shareholders' equity would have been approximately $6,050 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash and cash equivalents, marketable securities, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2010, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive (loss) would be affected by approximately $2,500.
- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at January 31, 2010, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

Exploration Stage Company and Exploration Risks
The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in USA. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined

profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration
The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Government Regulations
The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

_____

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest
Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees
The Company's business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

MINING INTERESTS

The following table sets forth a breakdown of material components of mining interests:

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration
Gold Wedge Project			
Opening balance	**$15,177,300**	$11,866,061	$0
Property acquisition costs	**430,028**	121,785	1,151,675
Travel	**6,914**	35,222	332,277
Mine development costs	**10,671**	53,909	1,046,788
Drilling	**-202**	64,356	948,793
General Exploration	**0**	0	133,353
Professional fees	**7,528**	0	80,164
Consulting, wages and salaries	**282,548**	1,228,118	4,981,711
Office and general	**118,112**	410,285	1,674,306
Analysis and assays	**7,983**	29,006	155,610
Supplies, equipment and transportation	**54,153**	869,750	3,686,751
Amortization	**322,524**	498,808	2,226,131
Less: Proceeds from sale of development ore	**-330,015**	0	-330,015
Book value of mineral property	**$16,087,544**	$15,177,300	$16,087,544

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration
Pinon Project			
Opening balance	**$1,931,122**	$1,451,428	$0
Property acquisition costs	**54,013**	111,617	610,217
Travel	**0**	51,498	78,326
Drilling	**0**	0	130,600
General Exploration	**0**	0	7,765
Professional fees	**19,668**	0	85,941
Office and general	**0**	0	98,120
Geologist	**0**	0	32,653
Consulting, wages and salaries	**258**	256,585	659,335
Reclamation costs	**0**	0	167,785
Analysis and assays	**0**	0	74,042
Supplies, equipment and transportation	**-3,544**	59,994	56,733
Book value of mineral property	**$2,001,517**	$1,931,122	$2,001,517
Railroad Project			
Opening balance	**$460,013**	$331,446	$0
Property acquisition costs	**5,980**	128,567	465,993
Professional fees	**123,580**	0	123,580
Consulting, wages and salaries	**27,727**	0	27,727
Sale of property	**-617,300**	0	-617,300
Book value of mineral property	**$0**	$460,013	$0
Fondaway Project			
Opening balance	**$302,279**	$246,457	$0
Property acquisition costs	**37,497**	55,822	320,500
Travel	**0**	0	3,279
Drilling	**0**	0	15,646
Analysis and assays	**0**	0	351
Book value of mineral property	**$339,776**	$302,279	$339,776

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year ended January 31, 2010
Discussion dated May 28, 2010

	January 31, 2010	January 31, 2009	Cumulative from date of inception of exploration
Kentucky Project			
Opening balance	**$1,136,682**	$0	$0
Property acquisition costs	**300**	418,000	418,300
Travel	**12,162**	13,827	25,989
Reclamation costs	**2,925**	19,277	22,202
Professional fees	**29,673**	48,680	78,353
Consulting, wages and salaries	**43,694**	163,828	207,522
Office and general	**35,825**	60,655	96,480
Supplies, equipment and transportation	**93,508**	306,805	400,313
Rent	**750**	93,260	94,010
Amortization	**15,330**	12,350	27,680
Book value of mineral property	**$1,370,849**	$1,136,682	$1,370,849
TOTAL	**$19,799,686**	$19,007,396	$19,799,686

Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.
Exhibit 12   Section 302 Certifications
Exhibit 13   Section 906 Certifications

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROYAL STANDARD MINERALS INC.
(Registant)
/s/ Roland M. Larsen
Roland M. Larsen, President & CEO

Date: July 27, 2010

Risks Associated with Forward Looking Statements. This Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21e of the securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors and shareholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its mineral exploration strategy, complete recommended work programs, the success of the Company in locating mineral bodies in commercially recoverable quantities, the ability of the Company to develop the mineral bodies either on its own or in partnership with third parties, the ability of the Company to acquire interests in mineral exploration properties or mining claims, as well as market prices for mineral resources, competition and general market conditions. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Form 20-F will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

EXHIBIT 12

CERTIFICATIONS

I, Roland M. Larsen, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 27, 2010

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO

CERTIFICATIONS

I, J. Allan Ringler, certify that:

1. I have reviewed this annual report on Form 20-F of Royal Standard Minerals Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 27, 2010

\s\ J. Allan Ringler
J. Allan Ringler
Director & CFO

EXHIBIT 13

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Roland M. Larsen, Chief Executive Officer of Royal Standard Minerals Inc. ("the Company"), certify that:

1. the annual report on Form 20F of the Company for the fiscal year ending January 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ Roland M. Larsen
Roland M. Larsen
President & CEO
July 27, 2010

Royal Standard Minerals Inc.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, J. Allan Ringler, Director of Royal Standard Minerals Inc. ("the Company"), certify that:

1.   the annual report on Form 20F of the Company for the fiscal year ending January 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

\s\ J. Allan Ringler
J. Allan Ringler
Director and CFO
July 27, 2010